Exhibit 99.2

IAMGOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

The information contained in this management information circular (“Circular”) is furnished in connection with management’s solicitation of proxies to be used at the annual and special meeting (the “Meeting”) of the shareholders of IAMGOLD Corporation (the “Corporation” or “IAMGOLD”), to be held at One King West Hotel & Residence, located at 1 King Street West, Toronto, Ontario, on Wednesday, May 7, 2014 at 4:00 p.m. (Toronto time), for the purposes set out in the accompanying notice of the Meeting (the “Notice of Meeting”).

It is expected that management’s solicitation of proxies for the Meeting will be made primarily by mail, however, directors, officers and employees of the Corporation may also solicit proxies by telephone, telecopier or in person in respect of the Meeting. This solicitation of proxies for the Meeting is being made by or on behalf of the directors and management of the Corporation and the Corporation will bear the costs of this solicitation of proxies for the Meeting. In addition, the Corporation will reimburse brokers and nominees for their reasonable expenses in forwarding proxies and accompanying materials to beneficial owners of the common shares of the Corporation (the “Common Shares”).

Registered Shareholders Voting by Proxy

Enclosed with this Circular is a form of proxy. The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A shareholder of the Corporation may appoint a person (who need not be a shareholder of the Corporation) other than the persons already named in the enclosed form of proxy to represent such shareholder of the Corporation at the Meeting by striking out the printed names of such persons and inserting the nam e of such other person in the blank space provided therein for that purpose. In order to be valid, a proxy must be received by Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 5:00 p.m. (Toronto time) on May 5, 2014 or, in the event of an adjournment or postponement of the Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned or postponed Meeting.

As noted in the Notice of Meeting accompanying this Circular, shareholders may also elect to vote electronically in respect of any matter to be acted upon at the Meeting. Votes cast electronically are in all respects equivalent to, and will be treated in the exact same manner as, votes cast via a paper form of proxy. To vote electronically, registered shareholders are asked to go to the website shown on the form of proxy and follow the instructions on the screen. Please note that each shareholder exercising the electronic voting option will need to refer to the control number indicated on their proxy form to identify themselves in the electronic voting system. Shareholders should also refer to the instructions on the proxy form for information regarding the deadline for voting shares electronically. If a shareholder votes electronically he or she is asked not to return the paper form of proxy by mail.

In order to be effective, a form of proxy must be executed by a shareholder exactly as his or her name appears on the register of shareholders of the Corporation. Additional execution instructions are set out in the notes to the form of proxy. The proxy must also be dated where indicated. If the date is not completed, the proxy will be deemed to be dated on the day on which it was mailed to shareholders.

The management representatives designated in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed proxy in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such direction, such Common Shares will be voted by the management representatives named in such form of proxy in favour of each of the matters referred to in the Notice of Meeting and will be voted by such representatives on all other matters which may come before the Meeting in their discretion.

The enclosed form of proxy, when properly signed, confers discretionary voting authority on those persons designated therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation does not know of any such amendments, variations or other matters. However, if such amendments, variations or other matters which are not now known to management of the Corporation should properly come before the Meeting, the persons named in the enclosed form of proxy will be authorized to vote the Common Shares represented thereby in their discretion.

Non-Registered Shareholders

Only registered shareholders of the Corporation, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Shareholder”) are registered either:

(a)	in the name of an intermediary (an “Intermediary”) with whom the Non-Registered Shareholder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and the Depositary Trust Company, in the United States) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular and its form of proxy (collectively the “Meeting Materials”) to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(c)	be given a voting instruction form which must be completed and returned by the Non-Registered Shareholder in accordance with the directions printed on the form (in some cases, the completion of the voting instruction form by telephone, facsimile or over the Internet is permitted) or

(d)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the voting instruction form or the proxy is to be delivered.

Revocation of Proxies

A registered shareholder of the Corporation who has submitted a proxy may revoke it by: (a) depositing an instrument in writing signed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, by a duly authorized officer or attorney, either (i) at the registered office of the Corporation, 401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, M5H 2Y4, at any time up to and including the last business day preceding the day of the Meeting, or (ii) with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting; (b) transmitting, by telephonic or electronic means, a revocation that complies with (i) or (ii) above and that is signed by electronic signature provided that the means of electronic signature permit a reliable determination that the document was created or communicated by or on behalf of the registered shareholder or the attorney, as the case may be; or (c) in any other manner permitted by law.

A Non-Registered Shareholder who has submitted voting instructions to an Intermediary should contact their Intermediary for information with respect to revoking their voting instructions.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Description of Share Capital and Quorum

The Corporation is authorized to issue an unlimited number of Common Shares. Each Common Share entitles the holder of record to notice of and one vote at all meetings of the shareholders of the Corporation. As at the close of business on April 2, 2014, there were 376,734,832 Common Shares outstanding. The presence of two persons entitled to vote at the Meeting, either as shareholders or proxy holders, and holding or representing not less than twenty-five per cent of the Common Shares entitled to be voted thereat will constitute a quorum for the Meeting.

Record Date

The directors of the Corporation have fixed the close of business on April 2, 2014 as the record date for the determination of those holders of Common Shares entitled to receive notice of the Meeting. In addition to notice, holders of Common Shares of record at the close of business on April 2, 2014 will be entitled to vote at the Meeting and at all adjournments or postponements thereof.

Ownership of Securities of the Corporation

As at and to April 2, 2014, to the knowledge of the directors and officers of the Corporation, and according to securities regulatory filings of which the Corporation has notice, no person or company, directly or indirectly, beneficially owned, and/or exercised control or direction over, more than ten per cent of the votes attached to all of the Common Shares outstanding.

Currency

Unless stated otherwise, all references to dollar amounts in this Circular are to Canadian dollars.

BUSINESS OF THE MEETING

Election of Directors

The shareholders of the Corporation will be asked to elect 10 directors for the Corporation. Each director elected will hold office until the close of the next annual meeting of the shareholders of the Corporation, unless his office is earlier vacated or until his successor is appointed or elected.

The Board recommends that shareholders vote FOR the election of each of the nominees whose names are set forth below.

In the absence of any instructions to withhold a vote in respect of a nominee, the Common Shares represented by proxies received by management will be voted FOR each of the nominees whose names are set forth below.

Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director of the Corporation for the ensuing year, however, if that should occur for any reason at or prior to the Meeting or any adjournment or postponement thereof, the persons named in the enclosed form of proxy have the right to vote the proxy for the election of the remaining nominees and may vote in their discretion for the election of any person or persons in place of any nominees unable to serve.

The following table sets forth the name, the municipality of residence, the principal occupation or employment, the year upon which directorship commenced and the number of Common Shares currently owned, or over which control or direction is exercised, whether directly or indirectly, for each nominee for election as a director of the Corporation.

Name and Municipality of Residence	Principal Occupation or Employment	Year First Became a Director of the Corporation	Number of Common Shares (6)

WILLIAM D. PUGLIESE Aurora, Ontario, Canada	Chairman of the Corporation	1990	3,715,509

STEPHEN J. J. LETWIN Toronto, Ontario, Canada	President & CEO of the Corporation	2010	194,455

JOHN E. CALDWELL(1, 3) Toronto, Ontario, Canada	Corporate Director	2006	23,051

DONALD K. CHARTER(2, 3, 5) Toronto, Ontario, Canada	Corporate Director	1994	152,869

W. ROBERT DENGLER(3, 4) Aurora, Ontario, Canada	Corporate Director	2005	54,069

GUY G. DUFRESNE(1, 4) Boucherville, Québec, Canada	Corporate Director	2006	46,737

RICHARD J. HALL (1, 5) Silverthorne, Colorado, USA	Corporate Director	2012	24,285

MAHENDRA NAIK(1, 2) Markham, Ontario, Canada	Chief Financial Officer, Fundeco Inc. (Private Investment Company, Chartered Accountant)	1990	401,735

Name and Municipality of Residence	Principal Occupation or Employment	Year First Became a Director of the Corporation	Number of Common Shares (6)

JOHN T. SHAW (3, 5) Sydney, Australia	Corporate Director	2006	24,069

TIMOTHY R. SNIDER (2, 4) Tucson, Arizona, USA	Chairman of Cupric Canyon Capital	2011	10,704

(1)	Member of the Audit and Finance Committee of the board of directors of the Corporation
(2)	Member of the Human Resources and Compensation Committee of the board of directors of the Corporation
(3)	Member of the Nominating and Corporate Governance Committee of the board of directors of the Corporation
(4)	Member of the Environmental, Health and Safety Committee of the board of directors of the Corporation
(5)	Member of the Reserves and Resources Committee of the board of directors of the Corporation
(6)	Owned, or over which control or direction is exercised, whether directly or indirectly.

Information as to the number of Common Shares owned or over which control or direction is exercised, whether directly or indirectly, by the nominees for election as directors of the Corporation is, in each case, based upon information furnished by the respective nominee on the System for Electronic Disclosure by Insiders (“SEDI”), at www.sedi.ca, and information otherwise available to the Corporation as at April 2, 2014.

Biographies of each of the director nominees are set out in Appendix “A” to this Circular. In respect of the election of directors, the Corporation has adopted a majority voting policy that is described in the Corporation’s Statement of Corporate Governance Practices found later in this Circular. Essentially, in order to be elected, a nominee must receive more votes for his/her election than withheld.

Further information about the nominees for election as directors of the Corporation may be found in the most recent Annual Information Form of the Corporation, under the heading “Item VII - Directors and Officers”, at pages 96-99, which has been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”), at www.sedar.com, and incorporated in the most recent Form 40-F of the Corporation filed in the United States on the system for Electronic Data-Gathering, Analysis and Retrieval (“EDGAR”), at www.sec.gov/edgar.shtml, which information is hereby incorporated by reference in this Circular. A copy of the Annual Information Form is available, free of charge, to any shareholder upon request to the Secretary of the Corporation.

Re-appointment of Auditor

The Board recommends that shareholders vote FOR the re-appointment of KPMG LLP, Chartered Accountants, as auditor of the Corporation until the close of the next annual meeting of shareholders or until their successor is appointed and to authorize the directors to fix their remuneration. KPMG LLP has been the auditor of the Corporation since June 18, 1998.

In the absence of any instructions to withhold a vote, the Common Shares represented by proxies received by management will be voted FOR the re-appointment of KPMG LLP, Chartered Accountants, as auditor of the Corporation until the close of the next annual meeting of shareholders or until their successor is appointed and to authorize the directors to fix their remuneration.

The aggregate fees billed by KPMG LLP in each of the last two financial years of the Corporation are as follows:

Amounts in USD	2013	2012
Audit Fees(1)	1,575,000	1,680,000

Audit-Related Fees(2)	55,000	328,000

Tax Fees(3)	84,000	112,000

Other Fees(4)	15,000	0

Total - USD	1,729,000	2,120,000

(1)	“Audit Fees” the aggregate fees billed by the Corporation’s external auditor in each of the last two fiscal years for audit services were $1,575,000 in 2013 and $1,680,000 in 2012.
(2)	“Audit-Related Fees” the aggregate fees billed in each of the last two fiscal years for assurance and related services by the Corporation’s external auditor that are not included in the above paragraph were $55,000 in 2013 and $328,000 in 2012. The audit-related fees relate to services provided in connection with statutory filings and transactions completed by the Corporation.
(3)	“Tax Fees” the aggregate fees billed in each of the last two fiscal years for professional tax services rendered by the Corporation’s external auditor were $84,000 in 2013 and $112,000 in 2012. The professional tax services related to corporate tax compliance, tax planning and other related tax services.
(4)	“Other Fees” the aggregate fees billed in each of the last two fiscal years for other services rendered by the Corporation’s external auditor were $15,000 in 2013 and nil in 2012. The other services related to readiness assessments performed for the Corporation related to the World Gold Council conflict free gold standard.

Advisory Vote on the Corporation’s Approach to Executive Compensation

The Board has adopted a shareholder advisory vote on the Corporation’s approach to executive compensation, as disclosed under the heading “Statement of Executive Compensation,” elsewhere in this Circular. As a formal opportunity to provide their views on the disclosed objectives of the Corporation’s pay for performance compensation model, shareholders are asked to review and vote, in a non-binding, advisory manner, on the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Circular.

The Human Resources and Compensation Committee (the “HRCC”), and the Board, will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with its pay for performance compensation model (see the Statement of Executive Compensation for details regarding the compensation philosophy and guidelines of the Board and the metrics and process used to assess performance as well as whether any compensation consultant was retained last year and, if so, the mandate of such consultant). The pay for performance compensation model is designed to attract, retain and motivate talented management and pay for actual performance which drives the long-term creation and preservation of shareholder value.

The Board recommends that shareholders vote FOR the resolution to accept the Corporation’s approach to executive compensation.

In the absence of any instructions to the contrary, the Common Shares represented by proxies received by management will be voted FOR the approval of the resolution to accept the Corporation’s approach to executive compensation.

Amendments to the Share Incentive Plan of the Corporation

The share incentive plan of the Corporation (the “Share Incentive Plan”) consists of a share purchase plan (the “Share Purchase Plan”), a share bonus plan (the “Share Bonus Plan”), a deferred share plan (the “Deferred Share Plan”) and a share option plan (the “Share Option Plan”). At the meeting, the Corporation is seeking shareholder approval for certain amendments to the Share Incentive Plan described below (together, the “Plan Amendments”).

The Board recommends that shareholders vote FOR the ordinary resolution, the text of which is set out as Appendix “B” to this Circular, authorizing the Plan Amendments (the “Plan Resolution”).

In the absence of any instructions to the contrary, the Common Shares represented by proxies received by management will be voted FOR the Plan Resolution.

The percentages described in this section are approximations and were calculated based on the outstanding Common Shares as at the close of business on April 2, 2014.

Plan Amendments

First, the Corporation is seeking shareholder approval to increase the maximum number of Common Shares issuable from treasury pursuant to the Share Incentive Plan by 9,304,985 (2.47%), which would increase the maximum from 25,107,401 to 34,412,386 Common Shares. A total of 14,410,520 (3.83%) Common Shares have been issued from treasury pursuant to the Share Incentive Plan to date. Accordingly, 10,696,881 (2.83%) Common Shares remain available for issue, of which 9,102,042 (2.42%) are issuable pursuant to awards under the Share Incentive Plan outstanding on the date hereof, and 1,594,839 (0.42%) remain issuable pursuant to future awards. If shareholder approval is obtained for the Plan Amendments, the number of Common Shares available for issue from treasury pursuant to the Share Incentive Plan would be 20,001,866 (5.31%), of which 10,899,824 (2.89%) would remain issuable pursuant to future awards. In respect of the attraction, retention and motivation of talented management, and as further elaborated in the following Statement of Executive Compensation, the compensation program is designed to drive the long-term creation and preservation of shareholder value, discourage, through long-term equity awards, the taking of undue short-term risk and align the interests of management and shareholders through share ownership in the Corporation. The Board continues to believe that the continued ability to grant awards under the Share Incentive Plan to executives and key employees is a critical component of the total compensation package.

Second, the Corporation is seeking shareholder approval for the following additional amendments to the Share Incentive Plan:

a)	to establish two separate pools which respectively establish a maximum number of Common Shares which are available for issue from treasury (i) among the Share Purchase Plan, the Share Bonus Plan and the Deferred Share Plan, including pursuant to awards outstanding thereunder on the date hereof, of 8,250,042 in the aggregate, and (ii) under the Share Option Plan, including pursuant to awards outstanding thereunder on the date hereof, of 11,751,824 in the aggregate;

b)	to provide that, without shareholder approval by ordinary resolution, no amendment may be made to the Share Incentive Plan that would cancel any option, the exercise price of which is greater than the market price at the time of cancellation, and replace it with a cash award or other entitlement; and

c)

to clarify that the Committee may, without the approval of the shareholders of the Corporation, make any amendment respecting the administration or implementation of the Plan, but excluding an amendment respecting a reallocation of Common Shares reserved for issue from treasury under the

Plan among the Share Purchase Plan, the Share Bonus Plan and the Deferred Share Plan, on one hand, and the Share Option Plan on the other, without approval of the shareholders of the Corporation.

In accordance with the requirements of the Toronto Stock Exchange (the “TSX”) and the Share Incentive Plan, shareholders of the Corporation will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, the text of which is set out as Appendix “B” to this Circular, authorizing the Plan Amendments (the “Plan Resolution”).

The Plan Amendments were approved by the directors of the Corporation on March 20, 2014, subject to shareholder approval. Certain amendments of a “housekeeping” nature (which do not require shareholder approval) were also approved at that time. A copy of the Share Incentive Plan, including the Plan Amendments and such housekeeping amendments, is available to any security holder of the Corporation at or prior to the Meeting upon request to the Secretary of the Corporation and is also attached for reference as Appendix “C” to this Circular.

Reasons in Favour of the Plan Amendments

The Board of Directors believes that the Plan Amendments are reasonable and appropriate for a number of reasons, including the following:

•	total dilution resulting from the plan increase (9,304,985) would be equal to 2.47% of outstanding Common Shares;

•	total potential dilution, including Common Shares issuable pursuant to future awards and currently outstanding awards under the Share Incentive Plan (20,001,866), would be equal to 5.31% of outstanding Common Shares;

•	historically, the Corporation has experienced consistently low burn rates and the annual burn rate is expected to be less than 1% of Common Shares outstanding, taking into account all award grants under the Share Incentive Plan;

•	the number of Common Shares available for awards under the Share Purchase Plan, Share Bonus Plan and Deferred Share Plan, also known as “full value awards”, would be limited to 8,250,042 in aggregate;

•	the number of Common Shares available for awards under the Share Option Plan also known as “option awards”, would be limited to 11,751,824 in aggregate;

•	the annual value of long-term incentive grants are not fixed and determined based on company performance;

•	annual long-term incentive grants are expected to be comprised of 50% stock options and 50% performance-based restricted share units;

•	the Corporation’s stock option policy requires long-term vesting over 5 years and a 7 year term, which assists with mitigating any short-term windfall gains;

•	issuance of performance-based restricted share units settled in shares allows the Corporation to ensure executives have true ownership in the Corporation (relative to the prevailing Canadian practice of settling share-based awards in cash);

•	the Plan Amendments that require shareholder approval align with the prescribed guidelines disclosed by Institutional Shareholder Services (“ISS”) Canada; and

•	the Corporation’s executive compensation program aligns with prevailing Canadian governance standards and has received strong support from shareholders through Say on Pay over the past 4 years (2010 to 2013) with an average of 97.77% support.

For the foregoing reasons, the board of directors unanimously recommends that shareholders vote in favour of the Plan Amendments.

A summary of the Share Incentive Plan, which is qualified in its entirety by the provisions of the Share Incentive Plan, is provided later in this Circular, under the heading “Share Incentive Plan”. The Share Incentive Plan is administered by a committee of the directors of the Corporation designated by the directors of the Corporation (currently, the HRCC) or, failing a committee being so designated from time to time, the directors of the Corporation. The Share Incentive Plan was established for the purpose of advancing the interests of the Corporation through the attraction, retention and motivation of key employees and the alignment of the interests of key employees with stakeholders through share ownership in the Corporation.

In order to become effective, the Plan Resolution must be approved by a simple majority of the votes cast by holders of Common Shares present in person or represented by proxy at the Meeting or any adjournment thereof.

STATEMENT OF EXECUTIVE COMPENSATION

Human Resources and Compensation Committee Report

The fundamental objective of IAMGOLD’s executive compensation practices is to motivate and reward executives for the long-term creation and preservation of shareholder value. To meet this objective the Corporation’s executive compensation programs and policies are designed with the following principles:

•	attract, retain, motivate and reward high-calibre executive talent through competitive pay practices;

•	link the compensation model directly to specific and measurable corporate, operational, functional and individual performance objectives;

•	motivate high-performers to achieve exceptional levels of performance through rewards;

•	provide the HRCC with the flexibility to exercise discretion to ensure appropriate overall compensation results;

•	align compensation with the risk profile of the Corporation; and

•	encourage and require executives to own shares of the Corporation to more fully align the interests of management with the interests of shareholders.

Executive Compensation Program

The Corporation’s executive compensation program applies to the executive officers (“executive”), including each Named Executive Officer (“NEO”). The executive compensation plan is comprised of four components, including base salary, short-term incentive plan (“STIP”, cash-settled), long-term incentive plan (“LTIP”, equity-settled); and benefits and perquisites.

IAMGOLD’s compensation programs and practices have been established to ensure appropriate alignment with the long-term success of the organization and good governance practices:

•	majority of the executive and NEO total compensation is performance-based and ‘at risk’;

•	cash and equity incentive awards are earned, not guaranteed;

•	STIP payouts and LTIP grants are capped to avoid excessive or extreme compensation awards;

•	performance objectives and related compensation for achievement are set to motivate and reward for high performance within the risk profile of the Corporation;

•	payouts under the STIP and LTIP are contingent on achievement of specific measurable performance objectives, which support long-term shareholder value creation;

•	LTIP vehicles have terms of 3-years or 7-years;

•	the Board and Human Resources Compensation Committee (“HRCC”) has discretion to adjust compensation awards where appropriate;

•	compensation-related risks are regularly reviewed and monitored;

•	program designs incorporate risk mitigating performance measures such as absolute Return on Capital Employed (“ROCE”) and relative shareholder return measures and targets which are based on budget and past performance;

•	performance targets are structured to minimize the impact of changes on the price of gold;

•	existence of a clawback policy;

•	share ownership requirements for senior executives and directors;

•	executives and directors are prohibited from engaging in hedging against a decrease on the market value of company shares;

•	the HRCC meets in-camera after each meeting for additional compensation discussions, including the review of CEO compensation;

•	shareholder “Say on Pay” vote which has, since implemented received an average approval of 97.77%; and

•	the HRCC retains an independent advisor.

These parameters have remained constant over time and have provided consistent results.

2013 Performance & Compensation Outcomes

The compensation policy of the Corporation has been constant over the long term with STIP and LTIP awards based on one and three year-share performance, specific operating targets and personal performance criteria. In 2013 we saw a significant and rapid decline in the price of gold and a resulting sharp decline in gold stocks and the TSX gold index which is used as a benchmark measure for the Corporation. These events adversely affected the compensation of the executives in the Corporation under the application of the existing compensation policies. The HRCC believes that the outcome of its policies demonstrates the validity of its pay for performance model with respect to both short and long term incentives.

The following outlines what has happened in 2013 and what has been the trend:

1.	There has been no salary increase for the NEOs from 2013 to 2014 while it was expected that industry average would be in the 2 to 3% range.

2.	With respect to the corporate performance metrics of the Corporation’s incentive awards, the poor share performance resulted in the portion of incentive awards related to one and three year relative share performance receiving a 0 rating and with the significant impairment charges taken, the portion of incentive awards related to return on capital employed received a 0 rating resulting in all incentive awards tied to corporate performance receiving a 0 score and no payments related to these metrics were made.

3.	For operating performance, with the early, urgent and effective measures taken to reduce costs by $125 million (against a target of $100 million), management was able to offset the impact of reduced production resulting from unanticipated low grades resulting in it achieving the minimum threshold for a 0.8 rating reflecting operational achievements; reserve replacement targets were not met resulting in a 0 rating on this criteria, rounded out by below target performance on safety and exceeding target on sustainability for ratings of 0.5 and 2 respectively.

4.	The payments for STIP were in the range of 51% and 76% of target depending on each executives balance between Corporate, Operating and Personal performance.

5.	The PSUs granted in 2011 did not vest as a result of the failure to meet the performance vesting criteria, representing approximately a 15% loss of total compensation value to the NEOs. This is not reflected in the historical compensation reporting charts included in this Circular.

6.	The PSUs granted in 2012 have declined in value by 69% and in order to vest will require a significant improvement in performance and share price. This is not reflected in the historical compensation reporting charts included in this Circular.

7.	All of the option grants received by the executive team are currently out of the money and if the value were to be calculated as of the date of this Circular, it would represent a significant reduction in value for the NEOs. This is not reflected in the historical compensation reporting charts included in this Circular.

8.	CEO total compensation was lower in each of the last three years than the immediately preceding year. This is despite the increases to the base salary and to the target STIP as a percent of salary required to remain competitive with the median of the market. In addition, the CEO received his STIP in restricted share units further increasing his equity exposure and long term at risk compensation.

In general the result has been a significant reduction in cash incentive payments for the NEOs in each of the last three years with 2013 payments below those of 2012 and 2011. In addition, there has been a significant shift in the portion of LTIP awards from being weighted to option grants to being weighted toward share unit grants shifting from approximately 25/75 option weight to 60/40 share unit weight.

Over-all the compensation result is reflective of the areas of poor corporate performance and weak gold price and stock market valuations and reflective of the strong and decisive efforts made by management to address these developments as industry leaders in cost control and cash preservation resulting in better outcome and a stronger liquidity position for the Corporation.

Changes to Compensation Programs for 2013

Equity long-term incentives have historically included PSUs and stock options. In 2013 the Corporation’s strategic direction had to be changed to reflect the new gold price and stock market realities rendering the existing PSU formula no longer applicable. The share unit grants made in respect of 2013 are performance-based in the quantum granted which is directly linked to STIP performance, providing greater direct connection to the performance criteria important to the revised corporate strategy while at the same time increasing the overall retention benefits of the plan.

In Summary

IAMGOLD’s executive compensation program and practices are described in detail over the following pages of the Compensation Discussion and Analysis. The Human Resources and Compensation Committee believes that the compensation program continues to support its goal of rewarding executives for the long-term creation and preservation of value for shareholders.

Submitted by the Human Resources and Compensation Committee on behalf of the Board of Directors,

Donald K. Charter (Chairman)

Mahendra Naik

Timothy Snider

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes the Corporation’s approach to executive compensation by outlining the processes and decisions behind what the Corporation paid its executive officers who were, during, or as at the end of the Corporation’s financial year ended December 31, 2013, the CEO, CFO and three other most highly compensated executive officers of the Corporation (the “Named Executive Officers” or “NEOs”). The NEOs for 2013 are:

•	Stephen J.J. Letwin, President and CEO (“President & CEO”);

•	Carol Banducci, Executive Vice President and Chief Financial Officer (“EVP & CFO”);

•	Gordon Stothart, Executive Vice President and Chief Operating Office (“EVP & COO”);

•	Denis Miville-Deschênes, Senior Vice President, Project Development (“SVP, Project Development”); and

•	Craig MacDougall, Senior Vice President, Exploration (“SVP, Exploration”).

Compensation Program Oversight and Governance

Role of the HRCC

As part of its Board-approved mandate, the HRCC:

•	recommends to the Board the goals and objectives comprising the executive compensation plan based on the Board approved budget and corporate strategy, against which the performance of the CEO and other executive officers are assessed;

•	reviews the CEO’s responsibilities periodically and from time to time recommends to the Board changes to such responsibilities;

•	leads the annual review and evaluation process of the CEO’s performance and reports results to the Board;

•	reviews the performance of the other executive officers, based on a report submitted by the CEO;

•	recommends to the Board the salaries and short-term incentives of the Corporation’s executive officers, on an individual basis, and the compensation of non-executive employees on an aggregate basis;

•	recommends to the Board equity-related compensation in the form of stock options and/or Performance based Restricted Share Units (PRSUs) as part of the compensation of executive and non-executive participants provided for under the Share Incentive Plan;

•	administers the Corporation’s share incentive plan under which such equity-related compensation is granted;

•	reports to the Board on the Corporation’s organizational structure, implementation of executive officer succession programs, total compensation practices, talent management practices and executive development programs;

•	reviews any employment agreement between the Corporation and an executive officer including terms addressing retirement, termination of employment or other special circumstances, and if appropriate, recommends to the Board for approval; and

•	reviews the operation and administration of the Corporation’s retirement benefit plans.

Composition of the HRCC

The Board has determined that the HRCC is to be comprised of at least three directors, each of whom must be independent under applicable laws, policies and stock exchange rules. In addition, keeping with governance best practice, the HRCC should consist of directors who are knowledgeable about issues related to human resources, talent management, compensation, governance and risk management.

The current members of the HRCC are Mr. Donald K. Charter, Mr. Mahendra Naik, and Mr. Timothy Snider, all of whom are independent and have the knowledge, skills and experience required by the Board to effectively fulfill the HRCC mandate. Further, the HRCC members have no interlocking relationships as Board members of other companies. The table below summarizes the relevant IAMGOLD Board committee experiences of each HRCC member, followed by additional commentary:

HRCC Member	Board Member Experience (Present and Past 4 Years) (1)
	Human Resources		Audit		Reserves & Resources		Environmental Health and Safety		Nominating & Corp. Gov. Committee
	Member	Chair	Member	Chair	Member	Chair	Member	Chair	Member	Chair
D.K. Charter	✓	✓			✓				✓
M. Naik	✓		✓
T. Snider	✓						✓

1.	Most HRCC members also have extensive experience beyond 4 years.

Collectively, the HRCC members have extensive compensation-related experience in the natural resources sector as senior executive officers (past and present) and members of Boards and committees of other public corporations:

•	Mr. Charter is a corporate director with operational and executive leadership experience. Most recently he was the President and CEO of Corsa Coal Corp., an international operating public coal mining company. He currently is the Chairman of the Board of Adriana Resources and a member of the compensation committee, and Chairman of the Compensation Committee and member of the Audit Committee of Lundin Mining Corporation, an international public metals and mining company. Mr. Charter also has compensation-related experience through his roles as a member of Compensation Committees for a number of public companies over his career and as a senior executive, including President & CEO of a large financial services organization with over 1,000 employees.

•	Mr. Naik is President & CEO of FinSec Services Inc., a private management services company, and CFO of Fundeco Inc., a private investment company. Mr. Naik is also Chairman of the Board, Chair of the Audit and member of the Compensation Committees of Fortune Minerals Inc., a diversified public minerals and resources company. In addition, Mr. Naik is also member of compensation committees of several large private companies. Mr. Naik has compensation related experience through his background as a chartered accountant. Mr. Naik is also a member of IAMGOLD’s Audit and Finance Committee, which helps the HRCC understand and discuss relevant issues for both Committees.

•

Mr. Snider is the Chairman of Cupric Canyon Capital, LLC., a private equity company that invests in copper mining assets worldwide. He was formerly president and Chief Operating Officer of Freeport McMoRan Copper and Gold, and it predecessor Phelps Dodge Corporation where he spent 38 years of his career. He is currently director of two public companies: IAMGOLD based in Toronto; and Cia. De Minas Buenaventura based in Lima Peru. He was formerly a director of Compass Minerals based in Overland Park, Kansas where he served as chairman of the Compensation Committee. Mr.

Snider is also involved in several non-profit organizations, including the University of Arizona’s Institute for Mineral Resources (founding chairman), the Northern Arizona University Foundation Board, and the Mining Foundation of the Southwest. He was inducted into the American Mining Hall of Fame and received the Jackling Award and Richards Award for innovation from SME.

Activities of the HRCC with respect to 2013

Each year, the HRCC finalizes the executive compensation policy once the strategic plan and annual budget for the following year are approved by the Board (approval for which is granted at the end of the preceding financial year). The HRCC determines STIP and LTIP awards in the first quarter of the fiscal year following the relevant period once audited year-end financial statements are available. Accordingly, deliberations with respect to the 2013 financial year occurred in Q4 2012, during 2013 and in Q1 2014. The HRCC met five times in 2013.

In the execution of its mandate, the HRCC:

•	assessed the effectiveness of the existing compensation policy, including a review of the Board’s compensation philosophy, methodology and program design compared to the Corporation’s peer groups (identified below under Pay Peer Groups) to ensure relevancy and appropriateness;

•	reviewed and approved modifications to the LTIP design for 2013 and STIP design for 2014;

•	assessed the performance of executive officers against Board approved objectives;

•	reviewed minimum share ownership requirements for the executive officers;

•	engaged the services of an external compensation consultant to provide independent advice and expertise on executive compensation matters;

•	recommended to the Board the corporate, operational, functional and individual performance objectives and benchmarks for the executive officers for 2013 and 2014 in conjunction with the 2013 and 2014 approved budgets and with a view to advancing the corporate strategy adopted by the Board;

•	recommended to the Board the compensation payable consistent with the 2013 executive compensation plan and the individual performance of each executive (including the NEOs); and

•	reviewed the potential for any material risks arising from the compensation programs.

Compensation Risk Management

The HRCC and the Board regularly review and evaluate potential risks to the Corporation resulting from the design of the Corporation’s executive compensation program. Some of these risks include executive retention, promotion of short-term risky behaviour and unexpected payouts that are not aligned with performance. Neither the HRCC nor the Board has identified any potential risks associated with the compensation policies or practices of the Corporation that would reasonably be likely to have a material adverse effect on the Corporation. The HRCC believes the compensation program:

•	effectively balances pay for performance and retention of highly skilled executives;

•	mitigates the risk of large unanticipated or unwarranted payouts; and

•	encourages executives to consider how short-term actions will contribute to long-term success.

Some specific risk-mitigating features of the compensation program include:

Area of Focus		Risk-mitigating Features
Program Design	•	Isolates (as much as possible) for the impact of commodity prices through relative performance metrics and applies budgeted commodity prices rather than allowing for the influence of actual prices.

	•	Short-term and long-term incentive formula factors are capped to avoid excessive or extreme compensation awards.

	•	HRCC retains discretion to adjust the compensation of an executive, as it deems appropriate, to ensure that pay outcomes match actual performance outcomes. Both the STIP and LTIP frameworks are intended to serve only as guidelines for the Committee.

STIP	•	Includes multiple layers of performance measurement including corporate, operational, functional and individual performance goals.

	•	Challenging performance targets drive longer-term performance and long-term value creation (e.g., 3-year TSR and reserve replacement).

	•	Targets set in conjunction with the budgeting process.

	•	The impacts of gold commodity prices are neutralized through use of relative TSR performance (1-year and 3-year) against the gold index and using a budgeted gold price to set operating goals.

	•	Reserve increases resulting solely from gold price increases are not included in the reserve calculation for incentive awards.

LTIP	•	Grant levels are determined based on specific targets as measured under the STIP.

	•	As described above, the HRCC uses the STIP performance outcomes and overall performance within the LTIP framework as a guideline to determine equity awards.

	•	PSUs granted in 2011 expired 100% unvested in January 2014 as targeted TSR and production growth targets were not achieved.

	•	Annual overlapping equity incentive plan grants vest according to a staggered schedule i.e., stock options vest over a 5 year period, and PRSUs cliff vest only at the end of 35 months, which ensures the executive is continually focused on future value creation.

Governance	•	Potential awards under the short-term and long-term incentive plans are regularly “stress-tested” to avoid unintended behaviours and compensation outcomes.

	•	Claw-back policy provision is included in the executive compensation plan for incentive compensation awarded, where the underlying performance for such award is subsequently unfounded (e.g., upon a material earnings restatement).

	•	Share ownership requirements for executives that must be maintained through their tenure.

	•	The Corporation implemented an advisory vote on the acceptability of the approach to executive compensation (“Say on Pay”) which has since its adoption received an average 97.77% approval and the basic parameters and structure remain unchanged.

	•	An anti-hedging policy that prohibits executives and directors from hedging against a decrease in the market value of the Corporation’s shares.

	•	Retention of an independent advisor by the HRCC to provide external perspective on market changes and best practices related to compensation design, governance and compensation risk management.

Anti-hedging Policy

To further align the interests of executives and directors with the creation and protection of short-term and long-term value for shareholders, the Corporation prohibits officers and directors from engaging in hedging against a decrease in the market value of IAMGOLD equity securities.

Management’s Role in Compensation Decision-Making

The CEO recommends corporate, operational, functional and individual objectives for each executive. Objectives are consistent with the Board-approved annual budget and corporate strategy. Based upon the CEO’s year-end assessment of performance, policy guidelines, competitive benchmark data and industry practice, the CEO provides to the HRCC recommendations with respect to executive base salary increases, short-term cash incentives, and long-term equity incentives.

At the beginning of each year the CEO provides the HRCC with a draft of his individual objectives. These objectives are finalized after feedback is received from the HRCC and the Board. At the end of the year, the HRCC reviews CEO performance against these individual objectives and overall corporate performance. Compensation recommendations are then made to the Board. The SVP HR assists the CEO with making recommendations regarding the executive officers. Other executives are not involved in any compensation related decisions with respect to executives generally (including NEOs).

Management also collects and summarizes competitive compensation data and company financial and market performance data for the HRCC’s consideration in its decision making. The specific comparator group against which compensation practices are assessed is described further under “Pay Peer Group”.

Compensation Consultants

The HRCC from time to time retains compensation consultants to provide expert, independent advice regarding compensation policy and decisions. The consultants provide support to the HRCC and act only on instructions provided or approved by the HRCC Chair. The consultant does not perform work other than work pre-approved in writing by the HRCC Chair. HRCC decisions and recommendations to the Board are its responsibility and may reflect factors and considerations other than the information and recommendations provided by compensation consultants.

Towers Watson was retained for services since 2011 related to executive compensation, reporting directly to the HRCC. In 2013, Towers Watson provided support to the HRCC as follows:

•	reviewed companies comprising the Corporation’s peer group;

•	reviewed competitive total direct compensation levels for peer group provided by management;

•	reviewed and provided recommendations regarding short and long term incentive plan design;

•	assisted with the modeling of an increase to the share reserve under the Corporation’s incentive plan; and

•	reviewed executive compensation disclosure.

The HRCC reviewed and ensured the independence of Towers Watson in connection with the advice provided. The table below summarizes fees billed by Towers Watson over the past two years in respect of executive compensation (“EC”) and non-executive compensation (“Non-EC”) consulting services:

Consultant	2012			2013
	EC	Non-EC	TOTAL	EC	Non-EC	TOTAL

Towers Watson	$196,948	$9,896	$206,844	$172,596	$150,911	$323,507

The non-executive compensation consulting services related to administering the Corporation’s employee satisfaction survey which is generally conducted every other year. The EC advisors were not involved in any way to this service offering.

Executive Share Ownership

With a view to further align the interests of executives and to those of our shareholders, in 2010, the Corporation implemented a Share Ownership policy for its executives. Ownership levels can be achieved by the accumulation of Common Shares and vested and unvested deferred shares (including shares with time vesting or performance vesting conditions):

Executive Position	Share Ownership Requirement (Number of Shares)
President & CEO	125,000
Executive Vice President	48,000
Senior Vice President	30,000
Vice President	20,000

All NEOs have exceeded their share ownership requirement.

Compensation Program Design

Annually, the Corporation conducts a review of its compensation practices and plan designs. As a result of the review for the 2013 plan, the plan design was updated as follows:

•	the Corporation’s pay peer group must meet specific criteria including industry, size (as measured by revenue and market capitalization), and complexity of a Canadian publicly-traded corporation with international operations. As a result, Inmet was removed, and Alamos was added;

•	revised former capital expenditure (“CAPEX”) deduction in the STIP’s Net Operating Cash Flow (“NOCF”) calculation to include only capitalized stripping so that any reduction in CAPEX spending does not artificially inflate Net Operating Cash Flow;

•	qualitative criteria relating to the CAPEX program performance has been included in the Functional Performance factor for 2013; and

•	revised targeted LTIP equity mix to include 50% stock options (vs. 75%) and 50% PRSUs (vs. 25%), both of which are granted based on performance through the STIP. The new mix more effectively balances our financial goals and performance, shareholder value creation, and talent retention.

Looking ahead to 2014, the Corporation made prospective changes to the executive compensation programs in conjunction with the Corporation’s updated strategic plan and the 2014 budget:

•	redesigned the STIP to further align to the Corporation’s strong focus on cost management, cash preservation, and disciplined capital management and to more effectively assess and reward executive performance achievements;

•	added a Free Cash Flow metric to the Corporate Performance factor;

•	redefined metrics for gold production, cash costs, sustaining capital, and working capital included in Operating performance factor;

•	applied appropriate weightings for the achievement of cost-related objectives;

•	promoted the Health, Safety and Sustainability performance factor from a sub-metric of Operating performance to a primary performance factor, similar to Corporate and Operating Performance; and

•	modified the Total Share Return (“TSR”) performance metric such that negative TSR performance receives a 0 score (unless determined otherwise at the discretion of the HRCC).

Pay Peer Group

To assist with compensation decisions each year, the HRCC reviews market data to assess the competitiveness of total compensation (base salary, short-term and long-term incentives) for executives (including NEOs). The market data is used as a reference point only and the HRCC does not target a specific competitive position of the comparator group to set NEO compensation levels.

When developing comparator groups, the Corporation considers organizations that are similar in size and scope of operations and are representative of the market within which the Corporation competes for leadership talent. When selecting comparators, the Corporation applies the following criteria:

•	Industry: gold, diversified metals & mining and precious metals & minerals;

•	Geography: headquartered in Canada with international operations;

•	Corporate structure: publicly-traded on the TSX; and

•	Similar size: revenue greater than $100 million and market capitalization between 0.5x and 2x that of the Corporation.

In 2013, the HRCC approved a comparator group for senior executives, comprised of the following 10 Canadian organizations:

Alamos Gold (new 2013)	Agnico Eagle Mines Ltd.	Centerra Gold Corp.
Eldorado Gold Corp.	First Quantum Minerals Ltd.	Kinross Gold Corp.
Lundin Mining Corporation	New Gold Inc.	Pan American Silver Corp.
Yamana Gold Inc.

Percentile	Scope Information ($Millions) (1)
	Market Capitalization		Revenue
	Dec. 31, 2013	Dec. 31, 2012	2012	2011
25th Percentile	$1,820	$2,680	$704	$774
50th Percentile	$3,556	$7,106	$1,035	$1,080
75th Percentile	$5,712	$10,580	$2,482	$2,314
Average	$4,273	$6,780	$1,604	$1,536

IAMGOLD Corp.	$1,330	$4,288	$1,449	$1,701

1.	As reported by Standard & Poor’s Capital IQ, $CAD.

For additional market comparisons, industry surveys from PriceWaterhouseCoopers Consulting, Mercer, and Towers Watson were also reviewed as a general indicator of competitive compensation levels (no specific peer groups were used in this survey data).

Components of Executive Compensation

Total compensation for executives (including NEOs) is comprised of the following four elements, all designed to align the interests of executive and shareholders in the long-term creation and preservation of shareholder value.

Pay Element	Type	Description	Purpose
Base Salary	Fixed

Base salary levels for NEOs and executives reflect:

•      scope, complexity and responsibility of the role of the executive;

•      competitiveness with salary levels for similar positions at companies included in market comparator groups; and

•      executive’s experience and sustained performance level.

Comparative market analysis and individual performance assessments occur annually to ensure compensation remains competitive and which may result in periodic base salary adjustments, when necessary.

Provide competitive compensation Recognize skills and experience Attract and retain key talent

Pay Element	Type	Description	Purpose
STIP	Variable At risk

All executives participate in the STIP whereby awards are based on achievement of corporate, operational, functional and individual objectives.

•      A target STIP level is set as a percentage of base salary. While consideration is given to practices within the comparator group in setting these percentages, the comparator group data are used as a reference point only.

•      Award levels range from 0 to a maximum of 2x target depending on performance achieved (i.e., STIP payouts are effectively capped).

The STIP directly links executive performance to the accomplishment of key performance indicators of the Corporation that drive shareholder value. Performance measures are selected based on their relationship to long-term value creation.

Motivate the achievement of annual goals and objectives Reward performance that supports the creation of long-term shareholder value Provide competitive compensation Attract and retain key talent

LTIP	Variable At risk

Equity mix is targeted at 50% stock options and 50% PRSUs.

LTIP equity awards are based on the performance of the Corporation and the individual executive consistent with the performance criteria used to determine STIP awards.

In general, the total LTIP award is targeted to have a compensation value in the range of 0% to 300% of an executive’s STIP award. Actual LTIP grants are determined at the discretion of the Board based on HRCC recommendations. The HRCC also considers previous equity awards, share ownership levels by executives, total equity awards granted as a percentage of the outstanding common shares of the Corporation, the price of current options, and other factors the HRCC and Board may consider appropriate.

Motivate the achievement of longer-term goals and objectives

Reward performance that is aligned with the creation of long-term shareholder value

Provide competitive compensation

Attract and retain key talent

Benefits & Perquisites	Fixed

Executives participate in the same benefits provided to all employees including health and life insurance benefits, a defined contribution pension plan and a share purchase plan. Select NEOs receive a parking perquisite as part of their employment agreements.

In addition, the President & CEO receives a Toronto residential apartment subsidy at net neutral cost. At present, due to a demanding travel schedule he occupies the apartment 20% – 25% of the time

Provide competitive compensation Attract and retain key talent

Compensation Decisions Related to 2013 Performance

2013 Total Direct Compensation Decisions

The following section provides a detailed discussion of the decisions made to determine each NEO’s total direct compensation (“TDC”) for 2013, including the following compensation elements:

2013 Base Salary

Due to continued challenging market conditions, and IAMGOLD’s 2013 financial performance, the HRCC accepted management’s recommendation that there be no base salary increase for the executive, including the NEOs.

Named Executive	2013		2014
	Base Salary	Increase from 2012	Base Salary	Increase from 2013
Stephen J.J. Letwin President and CEO	$881,450	3.7%	$881,450	0%
Carol Banducci EVP & CFO	$453,851	3.9%	$453,851	0%
Gordon Stothart EVP & COO	$538,647	3.5%	$538,647	0%
Denis Miville-Deschênes SVP, Project Development	$430,560	3.5%	$430,560	0%
Craig MacDougall SVP, Exploration	$336,375	3.5%	$336,375	0%

2013 Short-term Incentive Plan

The formula below provides a starting point for the HRCC to determine short-term incentive plan (STIP) payouts. Target levels of performance on these criteria are established as guidelines and are not applied as an absolute formula. The HRCC believes that fixed formulas may lead to an unwanted payout result that does not accurately reflect actual performance when viewed holistically; as a result, the experienced discretion of the Board should be the ultimate determinant of final, overall compensation within the context of those pre-determined guidelines.

Performance Criteria and Weightings

The nature of an executive’s role and responsibilities determines the performance criteria and respective weightings used to assess short-term performance. The performance criteria, targets and weightings assigned to criteria by the Board for NEO short-term incentive compensation in 2013 were as follows:

Named Executive Officer	STIP Target (% of Base Salary)	Corporate Performance Weight	Operating Performance Weight	Functional Performance Weight
Stephen J.J. Letwin President and CEO	125%	40%	35%	25%
Carol Banducci EVP & CFO	75%	40%	30%	30%
Gordon Stothart EVP & COO	85%	30%	40%	30%
Denis Miville-Deschênes SVP, Project Development	65%	30%	15%	55%
Craig MacDougall SVP, Exploration	65%	30%	20%	50%

All performance measures and targets used to determine STIP payments for NEOs are as disclosed below. Some performance measures used are non-GAAP measures, set by the HRCC and as disclosed in a footnote below the table. The HRCC believes that adjusted measures provide a better reflection of performance for purposes of STIP compensation. Performance outcomes against each range are determined at the end of the year; however the overall outcome is subject to HRCC discretion. For 2013 the HRCC did not use its discretion to adjust the STIP awards up or down.

Short-term Incentive Plan – Corporate and Operating Performance Targets and 2013 Outcomes

Performance Category	Performance Measures	Weight	Performance Range			2013 Performance	2013 Score
			Threshold	Target	Maximum
Corporate Performance	Relative TSR[1] - 1 year	25%	75% of Index	125% of S&P/TSX Global Gold Index	200% of Index	Below Threshold	0 (out of 2.0)
	Relative TSR[1] - 3 years	25%	75% of Index	125% of S&P/TSX Global Gold Index	200% of Index	Below Threshold	0 (out of 2.0)
	ROCE[2]	50%	80% of budget	110% of budget	150% of budget	Below Threshold	0 (out of 2.0)
Overall Corporate Score							0
Operating Performance	NOCF[3]	60%	90% of Target	Aligned with strategic plan / budget	120% of Target	Achieved Threshold	0.8 (out of 1.75)
	Reserve Replacement[4]	25%	50% of Target	895,000 ounces	200% of Target	Below Threshold	0 (out of 2.0)
	Health & Safety[5]	7.5%	DART of 1.1	DART of 1.0	DART of 0.5	Achieved Threshold	0.5 (out of 2.0)
	Sustainability[6]	7.5%	One level 5 community incident	No level 4 or 5 environment or community incidents	Top 10 external sustainability ranking	Achieved maximum	2.0 (out of 2.0)

Overall Operating Performance Score							0.6675

1.	Total Shareholder Return (“TSR”): To reduce the impact of any extraordinarily positive or negative year due to a non-recurring event, TSR is considered equally in terms of TSR over 1-year (25% weighting) and 3-year (25% weighting) periods. Furthermore, to offset the effect of gold price fluctuation on the Corporation’s return, TSR is assessed relatively against the S&P/TSX Global Gold Index.
2.	Return on Capital Employed (“ROCE”): ROCE is defined as earnings before interest and tax (EBIT) divided by total assets less current liabilities and is compared to the budget ROCE of the Corporation adjusted for actual gold price fluctuation.
3.	Net Operating Cash Flow (NOCF): The net operating cash flow is a non-GAAP measure calculated as budgeted gold price per ounce less cash cost per ounce, multiplied by actual production, less capitalized stripping. Budget gold prices are used to adjust the impact of gold price fluctuations. The number may be adjusted for significant changes in capital expenditure or changes to planned project progress and is capped at 175% of target.
4.	Reserve Replacement: Reserve replacement takes into account only the mines that are currently operating and does not account for the contribution of exploration or development projects, new projects or acquisitions or the impact of increases in gold price alone. Performance is measured based on the amount of ounces reserved, as a percentage of target.
5.	Health and Safety: the health and safety score is based, among other related components, on the severity and frequency of disabling incidents during the year, noting that any fatality results in a zero score. Safety is based on the Corporation’s current objective of a 10% reduction in Days Away, Restricted Duty and Transferred Duty (“DART”) for every mine pro-rated regionally and corporately or, ultimately, zero accidents. The benchmark is DART frequency per 200,000 hours.
6.	Sustainability: the sustainability factor is based on the severity of incidents and other environmental accomplishments within the given year.

Short-term Incentive Plan – Functional Performance

Functional performance reflects the performance of the function over which the executive has principal oversight. Functional performance is related to and dependent on how the executive’s function (department) performs relative to objectives. Functional performance scores are assigned a score between 0 and 1.0.

For 2013, actual performance scores for NEOs ranged between 0.8 and 1.0.

NEO	2013 Functional Performance Objectives	2013 Actual Score
Stephen J.J. Letwin President and CEO	• Promote and uphold Safety and Zero harm practices • Implement the IAMGOLD Compliance and governance framework • Optimize production with a focus on producing profit • Build a strategy and business plan for growth to achieve targeted ounces profitably • Complete the implementation of business performance measurement system • Evaluate and establish scalable organization structure staffed with high performing and accountable talent • Develop and solidify credibility with external and internal stakeholders	0.9

Carol Banducci EVP & CFO	• Promote and uphold Safety and Zero harm practices • Ensure adherence with IAMGOLD’s Compliance and Governance framework • Execute long-term capital structure in support of project development • Capital management monitoring and reporting • Develop and implement a standard framework for financial reporting across the company • Develop and implement tax efficient strategies and structures for projects	1.0

Gordon Stothart EVP & COO	• Zero fatalities, decrease serious injury and total injury frequency by 10% • Complete 100% of safety leading indicators • Ensure adherence with IAMGOLD’s Compliance and Governance framework • Develop IAMGOLD leadership capability • Drive improvement of business systems • Achieve cash cost goal for existing operations • Implement operations and project development succession plans	0.8

Denis Miville-Deschênes SVP, Project Development	• Promote and uphold Safety and Zero harm practices • Achieve Essakane project deliverables • Deliver a complete feasibility study for Niobec expansion • Deliver a pre-feasibility study for Cote Gold • Achieve commercial production for Westwood	0.9

Craig MacDougall, SVP, Exploration	• Ensure zero fatalities, and no serious injuries • Ensure adherence with IAMGOLD’s Compliance and Governance framework • Make an economic discovery on one or more projects • Add to the company’s resource inventory • Build leadership and management capabilities	1.0

Short-term Incentive Plan – Individual Performance Multiplier

Individual performance is evaluated by the HRCC in terms of the level of accomplishment of the functional goals established by the CEO and approved by the HRCC and an assessment of each executive’s performance in the areas of leadership skills, teamwork, succession management, mentoring, innovation, and general management ability and contribution for each executive for the year. Individual performance modifies the total performance score by a factor of 0.8 to 1.2. Individual performance targets for each executive for 2013 were set by the HRCC and are dependent on the particular position held by the executive. For 2013, individual performance scores ranged between 1.0 and 1.2.

2013 Short-term Incentive Plan Individual Award Determinations

Based on 2013 performance, the following chart illustrates the calculation of the actual performance result and award for each NEO:

1.	The President & Chief Executive Officer elected to receive his entire STIP in the form of 138,450 RSUs that cliff-vest in 12 months.

Long-term Incentive Plan Grant Determinations

The size of LTIP grants is not fixed but rather varies based on performance. The LTIP grant size generally ranges from 100% to 300% of the STIP awarded to each NEO whereby awards are provided below 200% in poor performance years and above 200% in high performing years. Actual awards are determined following completion of the financial year, once audited corporate results were available and individual performance assessed.

Prior to 2013, LTIP awards were made in stock options and PSUs, with a target mix of 75% and 25%, respectively. For 2013 and beyond, the policy mix has been changed to 50% stock options and 50% PRSUs to align with leading market practice. In the past the PRSU portion was granted at the beginning of the relevant fiscal year and the option portion was granted following the year end when performance criteria could be measured. This has been changed going forward such that all equity awards will be made at the same time once all the performance measures are available. In the transition year of 2013, PRSUs were awarded in Q1 2013 and further were awarded in Q1 2014, together with the option awards after performance was assessed.

Stock Options

As part of the Share Incentive Plan, the Share Option Plan provides for the grant of non-transferable options for the purchase of Common Shares to Participants. Consistent with the plan, stock options granted in 2013 vest equally (20%) over five years following grant date. Stock options expire after seven years from the date of grant.

Performance Share Units and Performance-based Restricted Share Units

The Share Incentive Plan provides for the grants of PSUs and/or PRSUs. The number of PSUs and/or PRSUs is determined based on performance, as described above. Cliff vesting of these programs occurs after 35 months. Specific performance conditions have included 3-year relative Total Shareholder Return (50% weight) against the Gold Index and 3 year growth in production (50% weight). TSR must be at least 110% of the total shareholder return of the S&P/TSX Global Gold Index with a cap of 1.0 on the score that can be obtained. For a score of 1.0 on annual production 100% of target production must be achieved (as per business plan) with a cap of 1.0. Disclosing the target production levels would seriously prejudice the Corporation’s interests.

Performance Graph

The following graph compares the total cumulative shareholder return for Cdn$100 invested in IAMGOLD Common Shares on the Toronto Stock Exchange on December 31, 2008 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index (formerly, the S&P/TSX Capped Gold Index) for the five most recently completed financial years.

To evaluate the trend in IAMGOLD’s compensation levels in relation to the Corporation’s absolute and relative performance as measured in the graph below, IAMGOLD relied on total annual compensation awarded for fiscal years 2008 through 2013 on the same basis as disclosed in the “Summary Compensation Table” for NEOs (i.e., salary, short-term incentive paid, grant date fair value of long-term incentives, compensatory change in pension value and all other compensation).

Overall, the change in total NEO grant date compensation is aligned with the performance of IAMGOLD’s share price and TSR.

Change in Named Executive Officer (NEO) Total Compensation

vs. IAMGOLD Cumulative Value of Cdn. $100 Investment

From December 31, 2008 to December 31, 2013

In 2009 the outgoing CEO did not receive an option award, which influences the total compensation value notably and artificially increases the rate by which 2010 appears to increase. Therefore we have provided supplemental disclosure to show the true fluctuation on a more consistent manner since Mr. Letwin was appointed CEO.

Change in Named Executive Officer (NEO) Total Compensation

vs. IAMGOLD Cumulative Value of Cdn. $100 Investment

From December 31, 2010 to December 31, 2013

SUMMARY COMPENSATION TABLE

The following table sets out all of the constituents of total compensation for the NEOs in the most recently completed financial year as well as two previous financial years, to the extent the NEO was employed with the Corporation during that period.

					Non Equity Incentives
Name and Principal Position (1)	Year	Salary ($)	Share Based Awards (2) ($)	Option Based Awards (3) ($)	Annual Incentive Plans (4) ($)	Long-term Incentive Plans ($)	Pension Value (5) ($)	All Other Comp. (6) ($)	Total Comp. ($)
Stephen J.J. Letwin (7) President and CEO	2013	881,450	519,450	719,212	606,383	—	24,270	118,452	2,869,217
	2012	850,000	395,100	816,663	671,500	—	23,820	132,581	2,889,664
	2011	750,000	373,000	1,490,680	783,000	—	21,635	130,734	3,549,049

Carol Banducci EVP and CFO	2013	454,497	307,850	158,227	204,335	—	22,659	23,501	1,171,069
	2012	436,815	158,040	244,999	239,157	—	21,551	21,535	1,122,097
	2011	420,014	208,038	389,870	345,310	—	20,710	21,594	1,405,536

Gordon Stothart EVP and COO	2013	539,417	307,850	158,227	232,130	—	26,088	20,228	1,283,940
	2012	520,431	158,040	244,999	269,844	—	22,002	19,487	1,234,803
	2011	500,415	227,687	389,870	315,520	—	20,000	22,495	1,475,987

Denis Miville-Deschenes SVP, Project Development	2013	430,560	224,940	100,690	166,554	—	22,296	17,493	962,533
	2012	416,000	92,190	198,332	178,735	—	18,395	20,059	923,711
	2011	350,565	110,585	298,136	198,050	—	17,503	18,036	992,875

Craig MacDougall (8) SVP, Exploration	2013	336,375	224,940	100,690	166,213	—	13,869	12,614	854,701
	2012	278,923	172,440	527,685	106,424	—	13,611	5,942	1,105,025
	2011	—	—	—	—	—	—	—	—

Notes to the Summary Compensation Table:

1.	All Named Executive Officers receive their compensation in Canadian Dollars.
2.	Represents grant date value of awards under the Deferred Share Plan and Share Bonus Plan. Disclosure reflects the share-based awards for the compensation year in which they are received; previously, the Corporation disclosed share-based awards in the year in which they were granted. The Compensation Committee grant decisions were based on granting a dollar value rather than a number of share awards. The grant date value of the PSU awards reflects the dollar amount of the award intended for compensation purposes, based on the market value of the underlying shares on the date of grant, assuming 100% vesting. The accounting fair values of the PSU grants are calculated using the Monte-Carlo model. The accounting fair value of the 2013 PSUs is $6.03CAD per share using the following assumptions: volatility – 44%, interest rate – 1.19% expected life – 2.9 years and market price of $7.57 on the date of grant. The accounting fair value of the 2012 PSUs is $10.44CAD per share using the following assumptions: volatility – 42%, interest rate – 1.36% expected life – 2.9 years and market price of $13.17 on the date of grant. The accounting fair value for the additional grant for Mr. MacDougall is $8.69CAD per share using the following assumptions: volatility – 42%, interest rate – 1.16%, expected life – 2.4 years and market price of $11.18 on the date of grant. The accounting fair value of the first 2011 PSU grant is $17.71CAD per share using the following assumptions: volatility – 47%, interest rate – 2.24% expected life – 2.9 years and market price of $20.05 on the date of grant. The accounting fair value of the second 2011 PSU grant is $13.02CAD per share using the following assumptions: volatility – 41%, interest rate – 1.04% expected life – 2.2 years and market price of $15.82 on the date of grant. The accounting fair value of Mr. Letwin’s 2011 PSU grant is $16.32CAD per share using the following assumptions: volatility – 42%, interest rate – 1.87%, expected life – 2.9 years and market price of $18.65 on the date of grant.
3.	The Compensation Committee grant decisions are based on granting a specified dollar value. Disclosure reflects the option-based awards for the compensation year in which they are received; previously, the Corporation disclosed option-based awards in the year in which they were granted. The 2013 Option grants have been valued using the accounting fair value of $1.44CAD per share. This 2013 grant value is calculated using a Black-Scholes model and the following assumptions: volatility - 50%, dividend yield - 3.23%, interest rate - 1.65%, expected life - 5 years and exercise price of $4.38 based on IAMGOLD’s market share price on the Toronto Stock Exchange on the date of grant of $4.29. The 2012 Option grants have been valued using the accounting fair value of $2.33CAD per share. This 2012 grant value is calculated using a Black-Scholes model and the following assumptions: volatility - 46%, dividend yield - 3.35%, interest rate - 1.32%, expected life - 5 years and exercise price of $7.68 based on IAMGOLD’s market share price on the Toronto Stock Exchange on the date of grant of $7.65. The 2011 Option grants have been valued using the accounting fair value of $ 4.59CAD per share. This 2011 grant value is calculated using a Black-Scholes model and the following assumptions: volatility - 45%, dividend yield - 1.88%, interest rate - 1.56%, expected life - 5 years and exercise price of $13.28 based on IAMGOLD’s market share price on the Toronto Stock Exchange on the date of grant of $13.28.

4.	STI reflects compensation paid in respect of each year.
5.	Values in pension column represent employer contributions to the Defined Contribution pension plan.
6.	All other compensation includes employer contributions to the Share Purchase Plan, and perquisites. For Mr. Letwin contributions to the Share Purchase Plan are $33,054 and the perquisite is a housing allowance of $85,398.
7.	The annual performance bonus award earned by our Chief Executive Officer in 2013 was paid 100 percent in the form of a grant of RSUs. The Board made its decision to pay the annual performance bonus award in the form of RSUs, considering a number of factors, including Mr. Letwin’s request that his bonus be allocated in RSUs. The amounts described in this table relate to Mr. Letwin’s compensation as Chief Executive Officer. Mr. Letwin receives no additional compensation in his capacity as a director of the Corporation.
8.	Craig MacDougall’s 2012 LTIP awards represent on-hire and promotion awards. His hire grant has been valued using Black-Scholes with an accounting fair value of $ 5.18CAD per share based on the following assumptions: volatility - 46%, dividend yield - 1.65%, interest rate - 1.43%, expected life - 5 years and exercise price of $15.40 based on IAMGOLD’s market share price on the Toronto Stock Exchange on the date of grant of $14.96. His promotion grant has been valued using the accounting fair value of $4.94CAD per share based on the following assumptions: volatility - 45%, dividend yield - 1.70%, interest rate - 1.42%, expected life - 5 years and exercise price of $14.24 based on IAMGOLD’s market share price on the Toronto Stock Exchange on the date of grant of $14.24.

INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

The following table sets out for the NEOs all option-based and share-based awards outstanding as at the end of the Corporation’s most recently completed financial year.

	Option - Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise Price	Option Expiry Date	Value of unexercised in- the-money options (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (1)	Market or payout value of shares that have vested and not paid out or distributed
Stephen J.J. Letwin	150,000	$17.98	10/11/2017	—	85,000	$300,050
	150,000	$18.65	16/05/2018	—	95,000	$264,750
	325,000	$13.28	01/04/2019	—
	350,000	$7.68	26/02/2020	—
Total	975,000			—	180,000	$564,800	—

Carol Banducci	52,000	$11.59	19/05/2014	—	43,800	$112,960
	63,950	$13.80	24/03/2015	—
	60,267	$18.65	16/05/2018	—
	85,000	$13.28	01/04/2019	—
	105,000	$7.68	26/02/2020	—

Total	366,217			$0	43,800	$112,960	—

Gordon Stothart	80,000	$11.59	19/05/2014	—	6,500	$22,945
	83,250	$13.80	24/03/2015	—	44,780	$112,960
	60,267	$18.65	16/05/2018	—
	85,000	$13.28	01/04/2019	—
	105,000	$7.68	26/02/2020	—
Total	413,517			$0	51,280	$135,905	—

Denis Miville-Deschenes	35,000	$11.59	19/05/2014	$0	25,180	$67,070
	45,800	$13.80	24/03/2015	—
	27,816	$18.65	16/05/2018	—
	65,000	$13.28	01/04/2019	—
	85,000	$7.68	26/02/2020	—

Total	258,616			$0	25,180	$67,070	—

Craig MacDougall	35,000	$15.40	2/29/2019	—	26,000	$91,780
	30,000	$14.24	13/09/2019	—
	85,000	$7.68	26/02/2020	—
Total	150,000			$0	26,000	$91,780	—

1.	The value of the option based awards and share-based awards is calculated in Canadian dollars using a closing market price on the Toronto Stock Exchange of $3.53 as of December 31, 2013

Value of Vested or Earned Awards During the Year

Name	Option-Based awards - Value vested during the year	Share-Based awards - Value vested during the year	Non-equity incentive plan compensation - Value earned during the year (1)
Stephen J.J. Letwin (2)	$0	$399,750	$606,383
Carol Banducci	$0	$0	$204,335
Gordon Stothart	$0	$0	$232,130
Denis Miville-Deschenes	$0	$0	$166,554
Craig MacDougall	$0	$0	$166,213

1.	Non-Equity Incentive Plan compensation includes the amount of the annual performance bonus awards earned by our NEOS for the noted year, as paid in the following year. As may be identified (see note 2 below), a portion of the non-equity compensation may be paid in the form of RSUs, but is not shown in this table as share-based awards to avoid duplication of reporting of the amount.
2.	The annual performance bonus award earned by our Chief Executive Officer in 2013 was paid 100 percent in the form of a grant of RSUs which vest in 12 months. The Board made its decision to pay the annual performance bonus award in the form of RSUs, considering a number of factors, including Mr. Letwin’s request that his bonus be allocated in RSUs.

PENSION PLAN BENEFITS

Defined Contribution Plan

The Corporation has a defined contribution pension plan that is generally available to all salaried employees (the “Plan”). Executives participate on an equal basis with salaried employees in the terms, conditions, rights and benefits under the Plan. Notwithstanding any contribution made to the Plan by the executive each receives a contribution from the Corporation to the Plan of at least 5% of base salary. If a contribution is made to the Plan by the executive, for any contribution made that is less than 6% of base salary, the Corporation will contribute the minimum 5% of base salary plus half of the employee contribution. If an executive contributes 6% or more of base salary, the Corporation will contribute 8% of base salary. Contributions do not exceed the income tax limit on deductible contributions. Contributions are made as deposits at Great West-London Life and are invested following the investment instructions provided by the executive.

Name	Accumulated value at start of year	Compensatory	Non- Compensatory [1]	Accumulated value at year end
Stephen J. J. Letwin	$48,677	$24,270	$6,828	$79,775
Carol Banducci	$129,390	$22,659	$29,669	$181,718
Gordon Stothart	$108,514	$26,088	$13,676	$148,278
Denis Miville-Deschênes	$126,444	$22,296	$1,539	$150,279
Craig MacDougall	$24,469	$13,869	$14,328	$52,666

1.	Non-compensatory amounts in the above table include NEO contributions and investment returns during 2013.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Corporation has entered into employment agreements with each of the Named Executive Officers (“Employment Agreements”). The Employment Agreements describe the terms and conditions under which the Named Executive Officers have been retained, their remuneration as well as the circumstances under which their employment may be terminated or deemed to terminate and the compensation, if any, payable further to a termination. Pursuant to the Employment Agreements:

Termination Without Cause: Except in the case of Messrs. Letwin and MacDougall (described below), following a termination by the Corporation of a Named Executive Officer without cause, the Corporation will continue to pay the Named Executive Officer for a period of 24 months the annual salary of the Named Executive Officer in effect immediately prior to termination. Alternatively, the Named Executive Officer can elect to receive all or a portion of the 24 month payment as a lump sum. In addition, for the 24 months following termination, any benefits of the Named Executive Officer under employee benefits plans and programs of the Corporation remain in force, to the extent permitted under such plans and programs, and any options to purchase securities of the Corporation immediately vest on termination without cause and remain exercisable for a period of 60 days following termination. Any constructive termination or dismissal of the Named Executive Officer is treated as a termination without cause.

In respect of Mr. Letwin, the Corporation may terminate his employment without cause by providing 24 months of working notice or, in lieu of all or part of this working notice period, by continuing to pay his annual salary and two times (2X) the average annual STIP compensation for the preceding two fiscal years, pro-rated and paid as a monthly amount. Should Mr. Letwin commence new employment during this period, all payments in lieu of working notice shall cease and the STIP compensation portion shall be pro-rated accordingly. In the case of Mr. MacDougall, the Corporation may terminate his employment without cause, if within twelve months of the start of employment, with 6 months of working notice, if after twelve months but within eighteen months of the start of employment, with 12 months of working notice, if after eighteen months but within twenty-four months of the start of employment, with 18 months of working notice and, if after twenty-four months of the start of employment, with twenty-four months of working notice. In lieu of all or part of this working notice to Mr. MacDougall, the Corporation may continue to pay his annual salary and the average annual STIP compensation for the preceding two fiscal years, pro-rated and paid as a monthly amount. In the case of both Messrs. Letwin and MacDougall, during the notice period, or pay in lieu thereof, any benefits remain in force, to the extent permissible under the terms of applicable benefit plans. Only those options then vested and exercisable at the date of termination remain exercisable for 60 days following termination. If pay in lieu of notice is provided, the date of termination shall be the last day worked and there shall be no vesting of options or other equity based awards during the period of pay in lieu of notice. Any constructive termination or dismissal is treated as a termination without cause.

Change of Control: Except in the case of Messrs. Letwin and MacDougall, upon a change of control of the Corporation, the employment of the Named Executive Officer is deemed to have terminated without cause and (if the change of control payment and benefit entitlement is not waived by the Named Executive Officer within 60 days after the change of control) a lump sum payment is to be made by the Corporation to the Named Executive Officer in an amount equal to twice the annual salary in effect immediately prior to termination. In addition, any rights and benefits of the Named Executive Officer under employee benefits plans and programs of the Corporation remain in force, to the extent permitted under such plans and programs, for a period of 24 months after the change of control and any options to purchase securities of the Corporation and deferred securities of the Corporation immediately vest on a change of control and remain exercisable for a period of 60 days following termination. For the purposes of the Employment Agreements, a “change of control” occurs where 40% or more of the votes attached to the securities of the Corporation are acquired and such votes are exercised so as to result in the election of a majority of directors of the Corporation who were not directors immediately prior to the acquisition of such securities.

As is the case for Messrs. Letwin and MacDougall, the Corporation will not enter into any new executive employment agreement without a “double trigger” in respect of change of control severance entitlement. An executive must have been dismissed or constructively dismissed within a certain period of time following a change of control event, in addition to the change of control event, in order to be entitled to change of control compensation.

In the event Mr. Letwin’s employment is terminated or constructively terminated by the Corporation without cause within a 12 month period following a “change of control” (as previously defined) of the Corporation, the Corporation shall pay Mr. Letwin a lump sum equal to the payments in lieu of notice he is entitled to in the case of a termination without cause. Benefits remain in force, to the extent permissible under benefit plans, for 24 months following the date of termination. In the event Mr. MacDougall’s employment is terminated or constructively terminated by the Corporation without cause within a 12 month period following a “change of control” he shall be entitled to the continued payments, in lieu of working notice, and benefits he is entitled to in the case of a termination without cause. Any options to purchase or rights or entitlements to acquire securities of the Corporation vest on acceptance of a bid or other changes constituting a change of control and remain exercisable for the following 60 days.

The NEOs remain obligated after their termination to keep proprietary and confidential information of the Corporation acquired during the course of their employment with the Corporation confidential and not to use such proprietary and confidential information to the detriment of the Corporation. As well, the Named Executive Officers may not engage in any business activity in competition with the business of the Corporation during their employ and for 12 months after their employment with the Corporation has ceased, and may not solicit or attempt to retain or hire any employee of the Corporation during their employ and for 12 months after their employment with the Corporation has ceased. Given the serious and immediate harm that would be caused the Corporation if a Named Executive Officer were to breach any obligation with respect to confidential information or non-competition, the Corporation is entitled to seek injunctive relief, specific performance and other equitable relief, in addition to any remedy it may have at law.

The following table sets out the estimated incremental payments to the NEOs, individually and in the aggregate in the event of resignation, retirement, termination without cause, termination with cause and change in control, as if such event occurred on the last business day of the Corporation’s most recently completed financial year (and in the case of a change of control, assuming change of control compensation was payable). Values represent a lump sum in terms of salary and the estimated cost of benefits, and assume all equity entitlements then outstanding were exercised using the closing market price of the Corporation’s securities on the last business day of the year. Members of the HRCC are aware of and understand the long-term implications of these Employment Agreements and the limitations they impose on changing compensation.

Event	Stephen J.J. Letwin	Carol Banducci	Gordon Stothart	Denis Miville- Deschenes	Craig MacDougall
Resignation
Severance	—	—	—	—	—
Equity	—	—	—	—	—
Benefits	—	—	—	—	—
Total	—	—	—	—	—

Retirement (1)
Severance
Equity
Benefits
Total	n/a	n/a	n/a	n/a	n/a

Termination with Cause
Severance	—	—	—	—	—
Equity	—	—	—	—	—
Benefits	—	—	—	—	—
Total	—	—	—	—	—

Termination without Cause
Severance	$3,040,783	$907,702	$1,077,294	$861,120	$709,041
Equity	$105,900	$112,960	$135,905	$67,070	$49,420
Benefits	$317,322	$163,386	$193,913	$232,502	$90,821
Total	$3,464,005	$1,184,048	$1,407,112	$1,160,692	$849,282

Change in Control
Severance	$3,040,783	$907,702	$1,077,294	$861,120	$709,041
Equity	$564,800	$112,960	$135,905	$67,070	$91,780
Benefits	$317,322	$163,386	$193,913	$232,502	$90,821
Total	$3,922,905	$1,184,048	$1,407,112	$1,160,692	$891,642

1.	As of December 31, 2013, none of the Named Executive Officers were eligible for retirement.

DIRECTOR COMPENSATION

The NCGC, as part of its mandate, and the Board consider director remuneration, in both structure and amount, relative to that of the Corporation’s peer group of companies, consistent with those used to benchmark executive compensation, and the nature and extent of the responsibilities, risks and the time commitment associated with a directorship of a large, publicly-traded, cross-listed corporation.

Mr. Pugliese, Chairman of the Board, receives an ongoing annual retainer of $325,000, half of which is required to be paid in the form of an annual grant of Common Shares until, at the very least, the Chairman of the Board’s share ownership requirement is achieved. Mr. Pugliese’s direct and indirect holdings of Common Shares were valued at $13,115,747, significantly above his share ownership requirements of $600,000. Common share awards vest at the end of one year from the date of grant on January 1 of each year.

Other than Messrs. Pugliese and Letwin (who, as CEO, receives no additional compensation while acting in the capacity of an executive director and whose compensation is fully reflected in the Statement of Executive Compensation, together with the other NEOs), each director receives an ongoing annual cash retainer of $70,000 and an ongoing annual equity retainer of $70,000, which is issuable in Common Shares, at a price per Common Share equal to the weighted average trading price of a Common Share for the thirty trade days preceding the date of grant, vesting one year from the date of grant on January 1 of each year (similar to the Chairman of the Board, until his share ownership requirement is met).

Other than Messrs. Pugliese and Letwin, each director also receives $2,000 for each Board meeting or Board Committee meeting attended. In addition, in recognition of additional responsibilities and time commitment, the Chairmen of the Audit and Finance Committee and the Human Resources and Compensation Committee each receive an annual cash retainer of $15,000 (this retainer was increased to $25,000 effective January 1, 2013) and the Chairmen of the Nominating and Corporate Governance Committee, the Environmental, Health and Safety Committee and the Resources and Reserves Committee each receive an annual cash retainer of $10,000.

Any director travelling in excess of four hours to attend either a Board meeting or Board Committee meeting is entitled to a travel fee of $1,750. Other than upon the initial appointment to the Board, a director is not eligible to receive stock options under the Share Incentive Plan of the Corporation. Directors no longer receive stock options.

The following table sets out all compensation payable to the Board for the Corporation’s most recently completed financial year.

Name	Fees Earned	Share-based awards	Option-based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total Compensation
William D. Pugliese	$325,000	—	—	—	—	—	$325,000
John E. Caldwell	$136,250	$68,670	—	—	—	—	$204,920
Donald K. Charter	$133,000	$68,670	—	—	—	—	$201,670
W. Robert Dengler	$114,000	$68,670	—	—	—	—	$182,670
Guy G. Dufresne	$108,000	$68,670	—	—	—	—	$176,670
Mahendra Naik	$112,000	$68,670	—	—	—	—	$180,670
John T. Shaw	$119,000	$68,670	—	—	—	—	$187,670
Timothy Snider	$124,000	$68,670	—	—	—	—	$192,670
Richard J. Hall	$133,500	$68,670	—	—	—	—	$202,170

Similar to the earlier disclosure provided with respect to outstanding equity entitlements of the Named Executive Officers, the following table sets out all option-based and share-based awards outstanding as at the end of the Corporation’s most recently completed financial year for the directors.

Outstanding Share-based Awards and Option-based Awards

	Option - Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise Price	Option Expiry Date	Value of unexercised in-the-money options (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested	Market or payout value of shares that have vested and not paid out or distributed
William D. Pugliese	—	—	—	—	—	—	—
John E. Caldwell	—	—	—	—	—	—	$21,657
Donald K. Charter	—	—	—	—	—	—	$21,657
W. Robert Dengler	—	—	—	—	—	—	$21,657
Guy G. Dufresne	—	—	—	—	—	—	$21,657
Mahendra Naik	—	—	—	—	—	—	$21,657
John T. Shaw	—	—	—	—	—	—	$21,657
Timothy Snider	—	—	—	—	—	—	$21,657
Richard J. Hall	—	—	—	—	—	—	$21,657

1.	The value of the option based awards and share-based awards are calculated using IAMGOLD’s closing market price on the Toronto Stock Exchange of $3.53 as of December 31, 2013

Also similar to the earlier disclosure provided with respect to the Named Executive Officers, for the Directors, the following table sets out the value vested during the Corporation’s most recently completed financial year in respect of options or shares assuming the options were exercised upon vesting. The Directors do not participate in that non-equity incentive plan of the Named Executive Officers consisting of the short-term cash performance bonus.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based awards - Value vested during the year [1]	Share-Based awards - Value vested during the year [1]	Non-equity incentive plan compensation - Value earned during the year
William D. Pugliese	—	—	—
John E. Caldwell	—	$21,657	—
Donald K. Charter	—	$21,657	—
W. Robert Dengler	—	$21,657	—
Guy G. Dufresne	—	$21,657	—
Mahendra Naik	—	$21,657	—
John T. Shaw	—	$21,657	—
Timothy Snider	—	$21,657	—
Richard J. Hall	—	$21,657	—

1.	The value of the option based awards and share-based awards are calculated using IAMGOLD’s closing market price on the Toronto Stock Exchange of $3.53 as of December 31, 2013

Director Share Ownership

With a view to aligning director and stakeholder interests, the NCGC recommended, and the Board approved, director share ownership requirements equal to $300,000 worth of shares ($600,000 for the Chairman of the Board) or a multiple of 4.3x the ongoing annual cash retainer for a director, to be achieved within the later of five years of October 1, 2011 and five years of becoming a director. More than a majority of directors have already met their share ownership requirement within the required time frame.

Given the volatility of the equity markets and that fluctuations in the market value of the Corporation’s stock are not within the control of directors, the Board has prescribed that once a director has met the share ownership requirement there is no requirement for the director to purchase additional shares should the value of the director’s holdings fall below the requirement. As to whether a director has, at any time, achieved the share ownership requirement, the higher of the purchase price or market value of shares acquired is referred to.

Directors’ and Officers’ Liability Insurance

The Corporation has directors’ and officers’ liability insurance for the benefit of the directors and officers of the Corporation which provides coverage in the aggregate of $75 million for the period from November 1, 2013 to November 1, 2014. The deductible amount on the policy is $500,000 and the total premium is $524,550.

SHARE INCENTIVE PLAN

The Corporation has established a Share Incentive Plan for the benefit of full-time and part-time employees, directors and officers of the Corporation and affiliated companies (and persons or companies engaged to provide ongoing management or consulting services to the foregoing), each hereinafter referred to as a “Participant” which may be designated from time to time by the directors of the Corporation or a designated committee thereof (in either case the “Board”). The Share Incentive Plan consists of the Share Purchase Plan, the Share Bonus Plan, the Deferred Share Plan and the Share Option Plan.

As described above under “Amendments to the Share Incentive Plan”, in March, 2014 the Board determined to amend the Share Incentive Plan, subject to shareholder approval, in order to implement the Plan Amendments, which are: (a) an increase in the number of Common Shares available for issuance pursuant to the Share Incentive Plan; and (b) certain additional amendments which are contingent on the approval of the increase referred to in (a), namely

i.	to establish two separate pools which respectively establish a maximum number of Common Shares which are available for issue from treasury (A) among the Share Purchase Plan, the Share Bonus Plan and the Deferred Share Plan, and (B) under the Share Option Plan,

ii.	to provide that, without shareholder approval, no amendment may be made to the Share Incentive Plan that would cancel any Option, the exercise price of which is greater than the market price at the time of cancellation, and replace it with a cash award or other entitlement, and

iii.	to clarify that the Committee may, without the approval of the shareholders of the Corporation, make any amendment respecting the administration or implementation of the Share Incentive Plan, but excluding an amendment respecting a reallocation of Common Shares reserved for issue from treasury under the Share Incentive Plan among the Share Purchase Plan, the Share Bonus Plan and the Deferred Share Plan, on one hand, and the Share Option Plan on the other, without approval of the shareholders of the Corporation. In addition, the Board made certain “housekeeping” amendments that did not require shareholder approval.

The following is a summary of the Share Incentive Plan, which assumes shareholder approval of the Plan Amendments and which is qualified in its entirety by the provisions of the Share Incentive Plan. A copy of the Share Incentive Plan, as amended by the Plan Amendments, is attached as Appendix “C” to this Circular and is also available to any shareholder, without charge, upon request to the Secretary of the Corporation. Capitalized terms used in this summary of the Share Incentive Plan have the meanings ascribed to them in the Share Incentive Plan.

Plan Maximum

There are currently 20,001,866 Common Shares (or approximately 5.31% of the issued and outstanding Common Shares) authorized for issue under the Share Incentive Plan. 9,102,042 Common Shares (or approximately 2.42% of the issued and outstanding Common Shares) are issuable pursuant to outstanding awards under the Share Incentive Plan and accordingly 10,899,824 Common Shares (or approximately 2.89% of the issued and outstanding Common Shares) are issuable from treasury pursuant to future awards under the Share Incentive Plan. The maximum number of Common Shares available for issue from treasury under the Share Incentive Plan: (a) among the Share Purchase Plan, the Share Bonus Plan and the Deferred Share Plan, including pursuant to awards outstanding thereunder on the date hereof, is 8,250,042 in the aggregate, subject to adjustment from time to time in accordance with the terms of the Share Incentive Plan; and (b) under the Share Option Plan, including pursuant to awards outstanding thereunder on the date hereof, is 11,751,824 in the aggregate, subject to adjustment from time to time in accordance with the terms of the Share Incentive Plan.

Amending Provisions

The Board may, without shareholder approval, make the following amendments to the Share Incentive Plan:

1.	Any amendment of a “housekeeping” nature,

2.	Any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the TSX, or to otherwise comply with any applicable law or regulation,

3.	Any amendment to the vesting provisions of the Share Purchase Plan, the Share Option Plan or the Deferred Share Plan,

4.	Other than changes to the expiration date and the exercise price of an option prohibited by the terms of the Share Incentive Plan, any amendment, with the consent of the optionee, to the terms of any option previously granted to such optionee under the Share Option Plan,

5.	Any amendment to the provisions concerning the effect of the termination of a Participant’s employment or services on such Participant’s status under the Share Purchase Plan, the Share Bonus Plan or the Deferred Share Plan,

6.	Any amendment to the provisions concerning the effect of the termination of an Optionee’s position, employment or services on such Optionee’s status under the Share Option Plan,,

7.	Any amendment to the categories of persons who are Participants,

8.	Any amendment to the contribution mechanics of the Share Purchase Plan,

9.	amendment respecting the administration or implementation of the Share Incentive Plan, and

10.	Any amendment to provide a cashless exercise feature to any option or the Share Option Plan, provided that such amendment ensures the full deduction of the number of underlying Common Shares from the total number of Common Shares subject to the Share Option Plan.

In all other circumstances, shareholder approval is required to amend the Share Incentive Plan. Amendments requiring shareholder approval include:

1.	any change to the number of Common Shares issuable from treasury under the Plan, including an increase to the fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage, other than an adjustment pursuant to section 8.08, of the Plan,

2.	any amendment which would change the number of days set out in section 4.13 of the Plan with respect to the extension of the expiration date of Options expiring during or immediately following a Blackout Period,

3.	any amendment which reduces the exercise price of any Option, other than an adjustment pursuant to section 8.08 of the Plan,

4.	any amendment which extends the expiry date of an Option other than as then permitted under the Share Option Plan,

5.	any amendment which cancels any Option and replaces such Option with an Option which has a lower exercise price, other than an adjustment pursuant to section 8.08 of the Plan,

6.	any amendment which cancels any Option, the exercise price of which is greater than the trading price of the Common Shares on the Stock Exchange at the time of cancellation, and replaces such Option with a cash award or other entitlement,

7.	any amendment which would permit Options to be transferred or assigned by any Participant other than as allowed by subsection 8.04 of the Plan,

8.	any amendment to increase the limits on Awards issued to non-employee directors (as described in greater detail below under “Insider Limitations”), and

9.	any amendment to the amending provisions of the Share Incentive Plan.

Pursuant to the terms of the Share Incentive Plan, the number of Common Shares issuable from treasury to insiders of the Corporation (within the meaning set out in the applicable rules of the TSX), at any time, and under all security based compensation arrangements of the Corporation, may not exceed ten per cent of the total number of Common Shares then issued and outstanding; and the number of Common Shares issued from treasury to insiders, within any one year period, and under all security based compensation arrangements of the Corporation, may not exceed ten per cent of the total number of Common Shares then issued and outstanding. In addition, the number of Common Shares reserved for issue to non-employee directors under the Share Incentive Plan shall not exceed (x) for all non-employee directors, in the aggregate, a maximum of 1% of the number of outstanding Common Shares, and (y) on an individual non-employee director basis, awards of equity incentives per non-employee director in any one calendar year having a maximum aggregate value of $100,000 at the time of the awards (other than awards under the Share Incentive Plan to a non-employee director in the year of his or her initial appointment to the Board).

Assignability

No rights under the Share Incentive Plan and no option awarded pursuant to the provisions of the Share Incentive Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

Blackout Periods

The nature of the business of the Corporation gives rise to a number of periods each year during which directors, officers and employees are precluded from trading in securities of the Corporation in accordance with the trading policy and guidelines of the Corporation. These periods are referred to as “blackout periods”. Pursuant to the terms of the Share Incentive Plan, there is an automatic extension of an option term that would otherwise have expired during, or within ten business days of, a Corporation imposed blackout period. In such circumstances, the end of the term of such option will be the tenth business day after the end of the blackout period.

Share Purchase Plan

Subject to the requirements of the Share Purchase Plan, the Board has the authority to select those Participants (other than non-employee directors) who may participate in the Share Purchase Plan. Under the Share Purchase Plan, the Corporation may choose to issue Common Shares from treasury or to deliver Common Shares purchased through the facilities of the TSX to satisfy the obligation of the Corporation to deliver Common Shares to participants pursuant to the Share Purchase Plan. At such times or times as are determined by the Corporation but in any event no later than December 31 in the applicable calendar year, the Corporation will credit each Participant with the applicable contribution of the Corporation. In order to satisfy the obligations of the Corporation under the Share Purchase Plan, the Corporation may either (i) issue from treasury for the account of each participant Common Shares equal in value to the aggregate amount contributed to the Share Purchase Plan by such Participant and the Corporation and held in trust as of such date at the applicable price determined in accordance with the provisions of the Share Purchase Plan (being the weighted average price of the Common Shares on the TSX for the period in respect of which Common Shares are being issued from treasury under the Share Purchase Plan, being the period of time during which the aggregate contribution of the Participant being used to purchase such Common Shares has been accumulated and which therefore could result in issuances at less than market price as defined in the TSX Company Manual) or (ii) deliver to the account of each Participant in the Share Purchase Plan Common Shares equal in number to the number of Common Share purchased through the facilities of the TSX with the aggregate amount contributed to the Share Purchase Plan by the Participant and the Corporation as of such date. The Corporation will only issue whole Common Shares.

The minimum contribution of a Participant in the Share Purchase Plan is one per cent, and the maximum contribution is ten percent, of such Participant’s basic annual remuneration. The matching contribution of the Corporation is 75 per cent of the participant’s contribution until the participant’s contribution reaches five per cent of such participant’s basic annual remuneration. As a result, the Corporation’s maximum contribution will be 3.75 per cent of a participant’s basic annual remuneration.

Under the Share Incentive Plan, unless otherwise determined by the Committee, if a participant ceases to be employed by, or provide services to, the Corporation and all Designated Affiliates for any reason (including disability or death) or receives notice from the Corporation of the termination of his or her contract of service or employment, (i) the Participant shall automatically cease to be entitled to participate in the Share Purchase Plan, (ii) any portion of the contribution of the Participant then held in trust for the participant shall be paid to the participant or the estate of the Participant, (iii) any portion of the contribution of the Corporation then held in trust for the Participant shall be paid to the Participant or the estate of the Participant, except in the case of a resignation (not as a result of retirement) or termination for cause, and in such cases, any portion of the contribution of the Corporation then held in trust for the Participant shall be returned and paid to the Corporation, and (iv) any Common Shares then held in safekeeping for the participant shall be delivered to the Participant or the estate of the Participant.

Common Shares issued for or delivered to, the account of a Participant in the Share Purchase Plan will be held in safekeeping and delivered, subject as otherwise provided in the Share Purchase Plan, to the Participant at such time or times as are determined by the Corporation upon the request of the participant.

If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for the Common Shares, then the Committee may make any Common Shares held in safekeeping under the Share Purchase Plan for a Participant immediately deliverable in order to permit such Common Shares to be tendered to such bid. In addition, the Committee may permit the contribution of the Corporation to be made and Common Shares to be delivered for the then aggregate contribution of the participant and the Corporation prior to the expiry of any such take-over bid in order to permit such Common Shares to be tendered to such bid.

For the period commencing on January l, 2013 and ending on the date of this Circular, Common Shares were purchased in the market. An aggregate of 63,693Common Shares have been issued to date under the Share Purchase Plan representing less than approximately 0.017% of the outstanding Common Shares.

Share Bonus Plan

The Share Bonus Plan permits Common Shares to be issued as a discretionary bonus to eligible Participants by the Committee in its sole and absolute discretion and for no consideration.

An aggregate of 309,301 Common Shares have been issued and 133,658 Common Shares are issuable to date under the Share Bonus Plan, representing, in the aggregate, less than approximately 0.12% of the outstanding Common Shares.

Deferred Share Plan

The Deferred Share Plan permits Common Shares to be issued as a discretionary bonus to Participants. Under the Deferred Share Plan, Common Shares awarded to a Participant may either be (i) issued from treasury, or (ii) purchased through the facilities of the TSX, and delivered to such Participant. The provisions and restrictions (including any vesting provisions) attached to awards of Common Shares granted under the Deferred Share Plan will be determined by the Committee at the time of grant of the award of Common Shares.

If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for outstanding Common Shares, the Committee may accelerate any awards granted under the Deferred Share Plan and issue or deliver any Common Shares issuable or deliverable under the Deferred Share Plan in order to permit such Common Shares to be tendered to such bid.

Subject to any employment agreement or notice or agreement with respect to an award granted under the Deferred Share Plan or as otherwise determined by the Committee, if a Participant ceases to be employed by or provide services to the Corporation and all Designated Affiliates or resigns as a director or officer of the Corporation and its Designated Affiliates for any reason other than retirement, disability or death, the Participant shall automatically cease to be entitled to participate in the Deferred Share Plan and any entitlement to receive Common Shares thereafter under the Deferred Share Plan shall terminate.

If a Participant dies, any Common Shares to which such Participant was entitled in respect of an award granted under the Deferred Share Plan as of the date of death will be delivered as soon as practicable thereafter and, subject to any employment agreement or notice or agreement with respect to an award granted under the Deterred Share Plan or otherwise determined by the Committee, such Participant shall cease to be entitled to participate in the Deferred Share Plan and any entitlement to receive any Common Shares under the Deferred Share Plan will terminate with effect as of the date of death of such Participant.

An aggregate of 283,726 Common Shares have been issued and 2,398,973 Common Shares are issuable to date under the Deferred Share Plan, representing, in the aggregate, approximately 0.71% of the outstanding Common Shares.

Share Option Plan

The Share Option Plan provides for the grant of non-transferable options for the purchase of Common Shares to Participants. Subject to the terms of the Share Option Plan, the Board has the authority to select Participants to whom options will be granted, the number of Common Shares subject to options granted and the exercise price of Common Shares under option.

Subject to the provisions of the Share Option Plan, no option may be exercised unless the optionee at the time of exercise is:

a)	in the case of an eligible employee, an officer of the Corporation or a Designated Affiliate or in the employment of the Corporation or a Designated Affiliate and has been continuously an officer or so employed since the date of grant of the option, provided, however, that a pre-approved leave of absence will not be considered an interruption of employment for the purposes of the Share Option Plan;

b)	in the case of an eligible director who is not also an eligible employee, a director of the Corporation or Designated Affiliate and has been such a director continuously since the date of grant of the option; and

c)	in the case of any other Participant, engaged, directly or indirectly, in providing ongoing management or consulting services for the Corporation or Designated Affiliate and has been so engaged since the option’s date of grant.

The exercise price for purchasing Common Shares cannot be less than the closing price of the Common Shares on the TSX on the last trading day immediately preceding the date of grant of the option. Each option, unless sooner terminated pursuant to the provisions of the Share Option Plan, will expire on a date determined by the Board at the time of grant, which date cannot be later than seven years from the date the option was granted.

The vesting provisions of options granted pursuant to the Share Option Plan are determined by the Board and provide for the vesting of options in accordance with any applicable terms of any employment agreements or in any notice or option agreement entered into between the Corporation and the holder of the option. The aggregate number of Common Shares at any time available for issue to any one person upon the exercise of options cannot exceed five per cent of the number of Common Shares then outstanding.

If an optionee: (i) ceases to be a director of the Corporation or a Designated Affiliate (and is not or does not continue to be an employee thereof) for any reason (other than death), or (ii) ceases to be employed by, or provide services to, the Corporation or a Designated Affiliate (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Corporation or the Designated Affiliates, for any reason (other than death) or receives notice from the Corporation or a Designated Affiliate of the termination of his or her employment contract, except as otherwise provided in any employment contract, such participant will have 60 days from the date of such termination or cessation, as the case may be, to exercise his or her options to the extent that such participant was entitled to exercise such options at the date of such termination or cessation. Notwithstanding the foregoing or any employment contract, in no event will such right extend beyond the term of the option.

If a Participant shall die, any option held by such Participant at the date of such death shall become immediately exercisable, and shall be exercisable in whole or in part only by the person or persons to whom the rights of the optionee under the option shall pass by the will of the optionee or the laws of descent and distribution for a period of nine months (or such other period of time as is otherwise provided in an employment contract or the terms and conditions of any option) after the date of death of the optionee or prior to the expiration of the option period in respect of the option, whichever is sooner, and then only to the extent that such optionee was entitled to exercise the option at the date of the death of such optionee.

No options awarded pursuant to the provisions of the Share Option Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

If a take-over bid (within the meaning of the Securities Act (Ontario)) is made for the Common Shares, then the Board may permit all outstanding options to become immediately exercisable in order to permit Common Shares issuable under such options to be tendered to such bid.

To date, option exercises have resulted in the issuance of an aggregate of 13,753,800 Common Shares, representing, in the aggregate, approximately 3.65% of the current outstanding Common Shares. Options to purchase an aggregate of 6,569,411 Common Shares are currently outstanding, representing approximately 1.74% % of the current outstanding Common Shares.

Equity Compensation Plan Information

The table below provides information as of the Corporation’s most recently completed financial year (December 31, 2013) on compensation plans under which equity securities of the Corporation are authorized for issuance, aggregated as follows:

Equity Compensation Plans Approved by Securityholders	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (CA$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in column (a)) (c)	Weighted Average Remaining Term
Share Option Plan	5,399,701	$12.37	1,103,900	4.35
Share Bonus Plan	141,841	$0	289,369	n/a
Deferred Share Plan	1,477,059	$0	689,232	n/a

For additional reference, the table below provides information as at the close of business on April 2, 2014 on compensation plans under which equity securities of the Corporation are authorized for issuance, aggregated as follows:

Equity Compensation Plans Approved by Securityholders	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (CA$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in column (a)) (c)	Weighted Average Remaining Term
Share Option Plan	6,569,411	$10.76	434,190	4.70
Share Bonus Plan	133,658	$0	297,552	n/a
Deferred Share Plan	2,398,973	$0	776,790	n/a

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The directors of the Corporation are committed to a high standard of corporate governance and set an appropriate “tone at the top” for all of those employed by or doing business with the Corporation. The directors recognize that a high standard of corporate governance is important for the successful operation of the business, the preservation of its reputation and the creation of shareholder value, all of which are in the long-term best interests of the Corporation.

The Board has formed a standing Nominating and Corporate Governance Committee (the “NCGC”), the current members of which are John T. Shaw (as Chairman), Donald K. Charter, John E. Caldwell and W. Robert Dengler, to oversee the Corporation’s continued compliance with corporate governance requirements of applicable regulatory authorities. The NCGC monitors evolving corporate governance practices, including those put forward by shareholder advocates and proxy advisors. In addition, the Corporation adopts other practices consistent with its high standard of governance that exceed those expected by applicable regulatory requirements.

The Corporation is listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”). The Corporation complies with all corporate governance requirements of the Canadian Securities Administrators and the TSX. The Corporation complies with the corporate governance requirements of applicable United States securities regulatory authorities, such as the NYSE, as a “foreign private issuer” under Rule 3b-4(c) of the Securities Exchange Act of 1934 (the “Exchange Act”). For example, the Audit and Finance Committee of the Board is fully compliant with the requirements of Rule 10A-3 of the Exchange Act.

This Statement of Corporate Governance Practices has been prepared by the NCGC and approved by the Board. As set out in this Statement of Corporate Governance Practices and elsewhere in this Circular, the Corporation possesses the following governance structures and attributes:

•	in respect of the election of directors, held at least annually, an individual director, as opposed to slate, voting policy and a majority voting policy that, absent exceptional circumstances, requires a director nominee to receive more votes “for” than are withheld, or a majority of the votes cast, in order to be properly elected;

•	in respect of the election of directors, an advance notice provision in the by-laws of the Corporation that requires adequate notice to all shareholders of all director nominees, in addition to those recommended by the Board, sufficient information with respect to all director nominees, as would be provided in a management information circular, and a reasonable opportunity to evaluate all director nominees, in order that an informed vote may be made with respect to any director;

•	a shareholder advisory vote on the Corporation’s approach to executive compensation, held annually;

•	a substantially independent Board, with independent directors comprising 90% of the Board;

•	no interlocks between either directors or directors and executives serving on other company boards;

•	Board members are both conscientious and committed, as demonstrated in 2013 by 100% director attendance at Board and relevant Board committee meetings and inter-meeting participation in the business of the Corporation, as required;

•	Board members are encouraged to serve on a limited number of other boards of directors to broaden their knowledge and experience, to enhance the ability of a director to contribute and participate effectively on the Board, while balancing the substantial time required to carry out Board duties. The Board, having reviewed each director’s participation, contribution and attendance, has concluded that no involvement with other boards of directors has affected any director’s commitment of time to the Corporation or his effectiveness;

•	regular in camera (independent directors only) Board and Board committee discussions, in which, among other things, decisions on management’s recommendations are made;

•	all standing committees of the Board, namely, the Audit and Finance Committee (the “AFC”), HRCC, NCGC, Environmental, Health and Safety Committee (the “EHSC”) and the Resources and Reserves Committee (the “RRC”), comprised entirely of independent directors;

•	an effective Board size and a diversity of skills, knowledge and experiences at the Board that provide for a diversity of views and breadth of experience while not compromising efficient decision-making;

•	written mandates for each of the Board and its committees that are reviewed and updated regularly to maintain continued relevancy and, collectively, provide an effective framework for a high standard of governance;

•	members of committees of the Board are rotated from time to time;

•	the roles of Chairman of the Board and the CEO of the Corporation are distinct and separate individuals hold such positions;

•	the requirement that non-audit fees of the Corporation’s external auditor, as set out in this Circular, be pre-approved by the AFC and such fees do not exceed audit or audit-related fees;

•	no former chief executive officer or chief financial officer (within the last ten years) on any committee of the Board;

•	a Board that is not classified, each director being elected for no longer than one year;

•	a single class capital structure, consisting only of Common Shares, having equal voting rights and other privileges;

•	a compensation model that fully supports pay for performance, based on the achievement of measurable, risk-adjusted objectives and metrics, that also creates a tangible incentive to drive the creation of long-term shareholder value through equity based compensation awards;

•	with respect to equity based compensation, a policy that prohibits executive officers and directors from hedging against a decrease in the value of the Corporation’s shares;

•	a compensation policy that “claws back” compensation in the event where the results for which it was granted are subsequently found not to be confirmed, such as in cases of material earnings restatements;

•	executive employment agreements that do not contain multi-year guarantees of salary increases, bonuses and/or equity-related compensation, irrespective of performance, or change of control and severance arrangements that are single triggered (upon a mere change of control, without further dismissal or termination from employment);

•	minimum equity ownership requirements for directors and executive officers, to further align the interests of management and the Board with the interests of stakeholders;

•	director and executive succession planning programs to develop and maintain a deep pool of talent within the Corporation;

•	a recruitment and nominating process for directors that does not discriminate on the basis of race, gender, age or other arbitrary factors and specifically recognizes the benefits of a diversity of views achieved through a diversity in Board representation, be it racial, gender or otherwise. Rather, the selection of new board members and the continuation of other board members is based upon the skills, experience, competencies and performance required to fulfill the Board’s mandate; and

•	detailed, timely disclosure of voting results with regard to matters submitted to shareholders for a vote at shareholder meetings.

When used to describe a director in this Statement of Corporate Governance Practices, the term “independent” has the meaning given to it by the Canadian Securities Administrators and the NYSE, namely, a director who has no direct or indirect material relationship with the Corporation and is not otherwise deemed, under applicable regulatory requirements, to be non-independent – a “material relationship” with the Corporation being a relationship which could, in the view of the Corporation’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. Neither compensation received solely in connection with directorship nor the holding of shares of the Corporation constitutes such a material relationship with the Corporation.

The Board, directly, or through its NCGC, at least annually, reviews each director’s relationships with the Corporation to confirm his or her independence from time to time. The Board obtains information relating to relationships from a variety of sources, including directors’ responses to an annual, detailed independence questionnaire, which seeks to determine the connections, if any, of a director, family member or controlled entity of the director, to the Corporation. After consideration of all business, family and not-for-profit relationships between directors and the Corporation, the Board has determined that all directors and director nominees for this year’s election of directors, except for the CEO (solely because he is part of management) are independent.

Majority Voting

As part of the high standard of governance structures and practices of the Corporation, the Board has adopted a majority voting policy in respect of the election of the Corporation’s directors. This policy applies in uncontested elections only. Directors are voted on individually and not as a slate, on an annual basis.

Any individual director nominee that, in respect of the votes submitted at the meeting to elect directors, has more than 50% of the votes withheld from rather than voted for his or her election may, in the discretion of the Board, not be accepted as a director, even if otherwise elected pursuant to applicable corporate law. If more than 50% of the votes are withheld from rather than voted for a director’s election, such director shall immediately tender his or her resignation to the Board, which resignation should be accepted, absent exceptional circumstances, within 90 days of the shareholders meeting. The NCGC will decide whether to recommend to the Board that the Board accept the resignation of the director. In recommending to the Board whether to accept the resignation of the director or not, the NCGC will review the results of the shareholder vote, applicable regulatory requirements in respect of the constitution of the Board and certain of its committees and, in respect of incumbent directors, the particular director’s attendance at Board and committee meetings, the contribution of the director to Board and committee discussions and the director’s performance assessment. In addition, it will consider what, if any, expressed reasons for a withhold vote have been given, the merits of such reasons and the ability to rectify concerns.

The director whose election is being deliberated in accordance with this policy does not participate in the NCGC’s nor the Board’s determination as to whether to accept his or her resignation. If the Board accepts the resignation of the director, the director will be required to resign his directorship. In the case of a resignation, the Board may appoint a new director to fill the vacancy created, until the next annual general meeting of the Corporation.

Advance Notice of Director Nominations

In addition to a majority voting policy, also as part of the high standard of governance structures and practices of the Corporation, the Corporation’s by-laws require that any shareholder seeking to nominate a director at a shareholder meeting provide advance notice of the individual(s) the shareholder intends to nominate and certain other information.

The by-laws provide for a reasonable time frame in which to notify the Corporation of an intention to nominate directors and require a level of disclosure of information concerning proposed nominees that the Board would have to provide in the case of Board nominees. This allows the NCGC, and the Board, a reasonable opportunity to evaluate the qualifications and suitability of director nominees and to respond, as appropriate, in the best interests of the Corporation. This allows all shareholders a reasonable opportunity to evaluate all proposed director nominees and the Board’s recommendations in order that they be able to may make an informed vote. In the case of an annual meeting of shareholders, notice of director nominees must be provided to the Corporation not less than 30 and not more than 65 days prior to the meeting. In the case of a special meeting of shareholders (which is not also an annual meeting), notice must be given not later than 15 days following the notice of meeting.

Directors Compensation

As set out in the Statement of Executive Compensation, the NCGC recommends the amount, form and structure of the compensation of directors, which is disclosed along with the compensation of NEOs in the Statement of Executive Compensation. In making recommendations to the Board in respect of the compensation of directors, it considers the time commitment, risks, responsibilities and required professional competencies involved in a directorship with the Corporation as well as advice from independent compensation experts that provide, among other things, market data pertaining to the compensation paid to directors of peer group companies. The NCGC recognizes that the recommended compensation for directors must not compromise their independence and ability to make appropriate judgments, including overseeing the compensation paid to management.

Nomination of Directors

The Board delegates to the NCGC, comprised only of independent directors, the development of the recommendation of director nominees that will best serve the Corporation. The NCGC examines the skills, competencies and experience that individual directors, as well as the Board as a whole, should possess in light of the Board and Board committee mandates, the Corporation’s strategy and operational, organizational and financial requirements.

Rather than arbitrary age or term limits, merit, in view of the skills, competencies and experiences that the Board should possess from time to time, and performance, are the focuses in the director nomination process. The NCGC, and the Board, have an effective director performance evaluation process which is a better determinant of fitness for service on the Board than mere age or term served. It also maintains an effective Board succession process. Arbitrary age or term limits often prevent or restrict the continued service on the Board of the most experienced and valuable Board members having acquired an institutional knowledge of the Corporation over the years of service.

The NCGC, when searching for and recommending to the Board suitable director candidates, furthermore recognizes the benefits of a diversity of views at the Board achieved through a diversity in Board representation, be it racial, gender or otherwise. Recommendations concerning director nominees are, foremost, based on merit and performance, but diversity is taken into consideration, as it is beneficial that a diversity of backgrounds, views and experiences be present at the Board.

Whether for the executive and senior management of the Corporation, or for the Board, there are recruitment, nominating and succession processes that do not discriminate, or are not biased, on the basis of race, gender, age or other arbitrary factors and recognize the benefits of a diversity of views. Rather, the focus of the recruitment, nominating and succession processes are merit and performance. Merit can be assessed on the basis of the skills, experiences, competencies and performance required to fulfill the mandate of the Board and to effectively oversee the execution of the strategy of the Corporation from time to time.

In terms of the current strategy of the Corporation, in respect of the nominees for the election of directors to which this Circular pertains, the NCGC, and the Board, considered, among other attributes of the Board, such as gender, age, education, other mining and public company directorships, industry experience and geographical representation, competencies, skills and experience in the following areas:

•	executive leadership/strategic planning;

•	corporate financing;

•	mergers and acquisitions;

•	accounting and audit;

•	risk oversight;

•	mineral exploration;

•	mining operations;

•	mining engineering environment/health/safety/corporate social responsibility;

•	government/international relations;

•	marketing/communications/public relations;

•	human resource management/compensation; and

•	corporate governance;

The competencies, skills, experience and performance the NCGC considers when recommending director nominees for election to the Board are confirmed, on at least an annual basis, in conjunction with the Board’s review of the strategy and other plans of the Corporation. The required majority independence of the Board, time commitment to the Corporation required of a director and an appropriate board size to facilitate effective decision making are also considered. Before nomination, director nominees are required by the NCGC to have fully understood the roles and responsibilities of the Board and its committees and the contribution that individual directors are expected to make to the Corporation.

With a view to reinforcing the alignment between director and stakeholder interests, as described in the foregoing Statement of Executive Compensation, director nominees are further required by the Board to hold a minimum $300,000 ($600,000 in the case of the Chairman of the Board) worth of Common Shares within the later of five years of October 1, 2011 and five years of becoming a director of the Corporation and to maintain such minimum shareholding in the Corporation throughout the director’s tenure. Given the volatility of the equity markets and that fluctuations in the market value of the Corporation’s stock are not within the control of directors, the Board has prescribed that once a director has attained the minimum holding value there is no requirement for directors to purchase additional shares should the value of the director’s holdings fall below the minimum threshold. As to whether a director has, at any time, attained the minimum holding value, the higher of the purchase price or market value of shares acquired is referred to.

The NCGC has the authority, at the Corporation’s expense, to retain external consultants to assist in the search for suitable director nominees. Any shareholder who wishes to recommend a candidate for consideration by the NCGC may do so by submitting the candidate’s name and biographical information, including background, qualifications and experience, to the Chairman of the NCGC.

Board of Directors

Based on the recommendation of the NCGC, in terms of appropriate geographical, professional and industry representation on the Board and the need to be small enough to facilitate open dialogue among directors and effective decision-making, the Board has determined that an appropriate size is ten members. Although the Board size may be increased from time to time to provide appropriate overlap for Board succession, the Board currently consists of ten members. The Chairman of the Board is independent and separate from the CEO. Consistent with the Board’s position that independence is fundamental to its effectiveness, all directors are independent, except for the CEO. The Board and its committees act independently, including conducting part of each of their meetings “in camera” (without management) and generally deliberating and resolving on proposed actions for management in such in camera sessions. In camera sessions facilitate open and candid discussion among independent directors.

In camera sessions were held at almost every Board and Board committee meeting in 2013. In addition to regularly scheduled in camera sessions at meetings, generally held at the beginning and/or end of a meeting, any independent director, at any time, may request that management not be present for all or any part of a meeting. For example, in camera sessions have pertained to consideration of the CEO’s performance, compensation and succession, and any sensitive or material transaction, agreement or other matter proposed by management. In addition to in camera sessions, the AFC regularly holds, absent management, sessions with the Corporation’s internal and external auditors to allow open discussions about their audits, including the assessment of internal controls over financial reporting, disclosure controls and procedures, and cooperation from management.

It was an active year for the Corporation, with the Board meeting 10 times in 2013. When recommending director nominees for election to the Board, the NCGC considers attendance at Board and committee meetings, absent compelling reasons, critical for directors to adequately perform their duties and responsibilities to the Corporation. In accordance with applicable regulatory requirements, the AFC meets at least every quarter to review the Corporation’s financial statements and related disclosure documents. Other committees of the Board meet at least once each year and typically more frequently to ensure their mandates are adequately performed and as the business and affairs of the Corporation require from time to time. Committees of the Board held a total of 20meetings in 2013. The following table sets out the attendance record for directors for 2013.

DIRECTORS’ MEETING ATTENDANCE

Name	Board Meetings		Committee Meetings		Total Board/Committee Meetings

John E. Caldwell	10 of 10	100%	8 of 8	100%	18 of 18	100%

Donald K. Charter	10 of 10	100%	8 of 8	100%	18 of 18	100%

W. Robert Dengler	10 of 10	100%	7 of 7	100%	17 of 17	100%

Guy G. Dufresne	10 of 10	100%	9 of 9	100%	19 of 19	100%

Richard J. Hall	10 of 10	100%	8 of 8	100%	18 of 18	100%

Stephen J. J. Letwin	10 of 10	100%	Not Applicable	Not Applicable	10 of 10	100%

Mahendra Naik	10 of 10	100%	10 of 10	100%	20 of 20	100%

William D. Pugliese	10 of 10	100%	Not Applicable	Not Applicable	10 of 10	100%

John T. Shaw	10 of 10	100%	6 of 6	100%	16 of 16	100%

Timothy Snider	10 of 10	100%	9 of 9	100%	19 of 19	100%

The NCGC reviews directorships and committee appointments held by director nominees and directors other than with the Corporation. The NCGC particularly scrutinizes the time and resource commitment a director nominee or current director who is a CEO of a public company and also a director of more than two other public companies or, if not the CEO of a public company, is a director of more than six public companies, is reasonably able or continue to be able to make and will have a discussion specifically with such director nominee or current director about the expected time and resource commitment to the Corporation’s business and affairs.

Apart from the Corporation, in addition to the number of boards on which a director nominee or current director sits, the NCGC will consider the nature of the company or entity on whose board the director nominee or director sits, as to the complexity of the business, its legal obligations and the likely demand on a director’s time and resources (such as whether the company or entity is privately held or publicly held and therefore subject to continuous disclosure obligations). The NCGC also examines whether the company or entity is listed on a stock exchange, and the seniority and demands of the stock exchange (such as whether it is listed on the TSX or the TSX Venture Exchange (“TSX-V”)), all with a view to determining whether a director nominee or director can and can continue to devote the time and resources necessary to the business and affairs of the Corporation.

The NCGC has found each of this year’s director nominees, as reflected in their 100% attendance at the previous years’ Board and committee meetings, as having the ability to commit the time and resources necessary to adequately oversee the conduct of the Corporation’s business and affairs. The Board values the knowledge, experience and additional perspective of members that sit on the boards of directors of a variety of other publicly traded companies. Provided they do not interfere with the expected commitment to the oversight of the Corporation’s business and affairs, the Board encourages directorships of companies that are likely to face business, regulatory and social issues similar to those faced by the Corporation from time to time.

Interlocking relationships between directors are also monitored. No director serves on the board of directors of any other public company with any other director and thus there are no interlocking relationships. In addition, there are no interlocking relationships between directors, such as those that comprise the HRCC, and executive officers.

The following table sets out directorships and committee appointments held by the nominees for this year’s election of directors.

OTHER OUTSIDE PUBLIC COMPANY DIRECTORSHIPS
Name	Directorships (Stock Exchange listing)	Committee or Chairmanship Appointments
John E. Caldwell	Faro Technologies Inc. (Nasdaq)	Chairman of the Audit Committee Member of the Compensation Committee Member of the Nominating and Governance Committee Member of Operational Audit Committee

	Advanced Micro Devices Inc. (Nasdaq)	Member of the Compensation Committee Member of the Nominating and Governance Committee

Donald K. Charter	Dundee REIT (TSX)	None

	Adriana Resources Inc. (TSX-V)	Chairman of the Board of Directors Member of the Governance and Nominating Committee

	Lundin Mining Corporation (TSX)	Chairman of the Compensation Committee Member of the Audit Committee

W. Robert Dengler	Denison Mines Corp. (TSX) (NYSE)	Chairman of the Compensation Committee Chairman of the Environmental Health and Safety Committee

	Energy Fuels Inc. (TSX)	Chairman of the Environmental Health and Safety Committee/ Member of the Compensation Committee

Guy G. Dufresne	Royal & SunAlliance Canada (NYSE) ( LSE)	Member of the Audit Committee Chairman of the Investment and Pension Committee

	RONA Canada (TSX)	Member of the Governance, Strategy Committee

Stephen J.J. Letwin	Precision Drilling Corp. (TSX) ONEnergy Inc	Member of the Compensation Committee Chairman of the Board

Richard J. Hall	Gold Canyon Resources Exploration (TSX-V)	Member of the Audit Committee
Member of the Audit Committee
Kaminak Gold Corp. (TSX-V)

OTHER OUTSIDE PUBLIC COMPANY DIRECTORSHIPS
Name	Directorships (Stock Exchange listing)	Committee or Chairmanship Appointments
Mahendra Naik	Fortune Minerals Inc. (TSX)	Chairman of the Board Chairman of the Audit Committee Member of the Compensation Committee

	First Global Data Limited (TSX-V)	Chairman of the Audit Committee Member of the Compensation Committee

William D. Pugliese	None	None

John T. Shaw	None	None

Timothy R. Snider	Compañía de Minas Buenaventura S.A. (BVN)	None

Board Roles and Responsibilities

The roles and responsibilities of the Board are prescribed by applicable laws as well as the governance policies of the Corporation. The primary duty and responsibility of the Board is the stewardship of the Corporation and oversight of the management of the business, affairs and risks of the Corporation, with a view to the long-term creation of stakeholder value. The Board oversees the following matters, among others:

•	the adoption of strategic and operating plans and budgets for the Corporation, at least annually - the annual planning for the Corporation takes into account the opportunities and risks of its business and capital and operating budgets in conjunction with the adopted strategic plan;

•	the performance of the CEO and other executive officers to execute the strategic plan adopted by the Board and that the strategy is effectively implemented;

•	the Corporation’s code of business conduct and ethics and the maintenance of a culture of integrity throughout the organization;

•	that the Corporation is effectively governed through the adoption of sound corporate governance structures and practices, its assets are protected, its reputation preserved and compliance with all laws applicable to its business, wherever conducted;

•	identifying the principal risks of the Corporation’s business and overseeing the implementation of appropriate detection, prevention and mitigation initiatives to manage such risks, including internal controls over financial reporting to ensure reliability and disclosure controls and procedures to ensure timely, accurate and complete reporting;

•	establishing and monitoring a communications policy for the Corporation to facilitate communications with investors and other stakeholders and designed to avoid selective disclosure of material information;

•	senior management succession planning, including appointing, training and monitoring senior management - regular presentations to the Board by the executive organization to assist the Board in making first-hand assessments of the competencies of individual executives; and

•	director succession planning, such that the Board remains appropriately balanced in terms of the necessary skills, competencies and experience, including in the case of an unexpected departure of a director.

The Board discharges its oversight of the management of the Corporation directly and through its committees. The Board is regularly informed by management in connection with the day-to-day management of the business and affairs of the Corporation and, where issues arise in the execution or implementation of the approved strategic plan, expects management to recommend alternate strategies and actions to achieve the long-term goals of the Corporation. The full responsibilities of the Board are set out in its mandate, a copy of which is attached to this Circular as Appendix “D”.

Committees of the Board

The Board has formed a standing AFC, HRCC, EHSC, NCGC and RRC. The Board may form other committees from time to time as necessary or appropriate to adequately address specific matters. The members of each committee are comprised exclusively of the independent directors of the Board.

The chairperson of a committee is appointed by that committee’s members, in consideration of the recommendations of the NCGC. The committees are tasked with the performance of their mandates, which are reviewed and approved by the committees, the NCGC and the Board. Copies of the mandates of the various standing committees of the Board may be accessed on the Corporation’s website, at www.iamgold.com. Each mandate empowers each committee to retain, at the cost of the Corporation, the services of such external advisors as it may deem necessary or advisable from time to time to assist it in the proper performance of its mandate. The Board and Board committee mandates, collectively, are designed to provide the necessary governance framework to fulfill the Board’s duties and responsibilities and effective oversight of management in the conduct of the Corporation’s business and affairs and the advancement of the strategy adopted by the Board.

The Audit and Finance Committee currently consists of four independent directors. The overall mandate of the AFC is to review and recommend for Board approval the Corporation’s annual and quarterly financial statements and related regulatory disclosures prepared by management as well as overseeing the control environment over the process of preparation. The review of the process entails oversight of internal and external audit that review the Corporation’s internal controls over financial reporting and disclosure controls and procedures, the performance of such controls during the period to which the disclosures relate, the accounting principles used by management to compile the financial statements, the assumptions and estimates of management reflected in the financial statements and the review of the internal and external auditors’ overall assessments. The AFC confirms the external auditor’s independence. The AFC also pre-approves the non-audit services and fees of the external auditor and recommends to the Board, each year, the nomination of an external auditor. The lead audit engagement partner of the external auditor is rotated at least every five years by the external auditor. The AFC, together with management and the internal auditor of the Corporation, which auditor reports directly to the AFC, is also charged with the identification, prevention, detection and mitigation of the financial disclosure and internal control risks faced by the Corporation from time to time. In addition to in camera sessions with the internal and external auditors, the AFC also holds separate sessions with the Chief Financial Officer. The session with the internal auditor, without management or the external auditor present, generally involves the discussion around the process and results of the ongoing internal audit and the coordination with the external auditor. In addition, the AFC oversees financial planning and related policies as well as proposed capital expenditures and investments.

For the purposes of applicable securities regulatory requirements, the Board has determined that all members of the AFC are “financially literate”, at least one member is considered an “audit committee financial expert” and all members have the necessary time to commit to its affairs. In the Board’s determination of the financial literacy of members of the AFC, which must be financially literate before their appointment by the Board to the AFC, the Board confirms that members possess the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can be reasonably expected to be raised by the Corporation’s financial statements. The AFC also assesses familiarity with the application of accounting principles, including in respect of estimates, accruals and reserves, an understanding of internal controls and procedures for financial reporting, familiarity with emerging accounting issues, past employment experience in finance or accounting, professional certification in accounting, and any other comparable experience or background which results in the member’s financial sophistication, including having been a CEO, CFO or other senior officer with financial oversight responsibilities.

The AFC held 5 meetings in 2013. The current members of the AFC are John E. Caldwell (Chairman), Mahendra Naik, Guy G. Dufresne and Richard J. Hall. Additional disclosure with respect to the AFC may be found in the Corporation’s most recent Annual Information Form, under the heading “Item VIII - Audit and Finance Committee”, at pages 140 through 145, which has been filed on SEDAR and incorporated in the most recent Form 40-F of the Corporation filed in the United States on EDGAR, at www.sec.gov/edgar.shtml, which information is hereby incorporated by reference in this Circular. A copy of the Annual Information Form is available, free of charge, to any shareholder upon request to the Secretary of the Corporation.

The Human Resources and Compensation Committee currently consists of three independent directors. Each member is experienced in matters of executive compensation by virtue of having been a former senior executive of a publicly traded company. Its roles and responsibilities, together with management, include the development of a responsible pay for performance compensation program of the Corporation in respect of management and the administration of the Corporation’s shareholder approved Share Incentive Plan (described earlier in this Circular) that provides the Board with the means to reward performance in the form of equity. The pay for performance compensation program is designed to motivate employees to achieve specific performance objectives that are aligned with the creation and preservation of shareholder value. The Corporation has undertaken steps to ensure that incentive compensation may be lawfully “clawed back” in cases where the results under which it was granted is subsequently not confirmed, such as in cases of material earnings restatements. The program is competitive with that of the Corporation’s peer group companies to attract, retain and motivate talented management, who drive shareholder value creation over the long-term. The compensation policy precludes stock option backdating or re-pricing and the hedging of compensation awards. Executive employment agreements will not be entered into by the Corporation without a “double trigger” in respect of change of control severance entitlement and no increased cash payment on a change of control event will be made. There are no supplemental executive pension plans.

Further information with respect to the compensation philosophy guidelines and market information used by the HRCC in the process of recommending to the Board the amount and the form (cash and/or equity) of the compensation to be awarded management, the metrics (corporate, operational, functional and individual) and the process and benchmarks used to assess the performance of management may be found in the Statement of Executive Compensation included elsewhere in this Circular.

Information related to the retention of any independent compensation consultant and the services performed by such consultant is also available in the Statement of Executive Compensation. Similar to the AFC maintaining the independence of the external auditor of the Corporation, in order that any compensation consultant retained by the HRCC from time to time be and remain independent from management throughout the course of their mandate, any services performed by such consultant for management must be pre-approved by the HRCC.

The HRCC held 5 meetings in 2013. The current members of the HRCC are Donald K. Charter (Chairman), Mahendra Naik and Timothy R. Snider.

The Nominating and Corporate Governance Committee currently consists of four independent directors. Its primary responsibilities, in addition to the recommendation to the Board of suitable nominees for election to the Board, are to oversee the Corporation’s continued compliance with the evolving corporate governance requirements of applicable regulatory authorities, through the recommendation of appropriate corporate governance structures and practices. It also apprises the Board on evolving corporate governance best practices, which often exceed regulatory requirements and are adopted, as appropriate. The NCGC is also mandated to recommend the mandates of the Board and its committees to provide, collectively, effective stewardship of the Corporation and to monitor the performance of the mandates and performance or contributions of individual directors. The size and composition of the Board, orientation and continuing education of directors as well as their compensation, organizational hierarchy and reporting structure of the Corporation and succession planning for senior management are also reviewed.

The NCGC held 3 meetings in 2013. The current members of the NCGC are John T. Shaw (Chairman), Donald K. Charter, John E. Caldwell and W. Robert Dengler.

The Environmental, Health and Safety Committee currently consists of three independent directors. The mandate of the EHSC is to assist the Board in the oversight of management’s fulfillment of the Corporation’s social responsibilities in respect of all operations, wherever situated. It oversees the Corporation’s compliance with applicable environmental, health and safety laws and the implementation of socially responsible, best practices to monitor and limit the environmental footprint of the Corporation’s operations, prevent worker injury and reduce lost-time incidents (such as through the use of leading health and safety performance indicators) and effectively restore and reclaim properties.

The EHSC held 4 meetings in 2013. The current members of the EHSC are W. Robert Dengler (Chairman), Guy G. Dufresne and Timothy R. Snider.

The Resources and Reserves Committee currently consists of three independent directors. The primary responsibilities of the RRC are to oversee the process of the preparation of the Corporation’s resources and reserves estimates, the operation of controls to ensure estimation in accordance with applicable regulatory standards and the related scientific and technical disclosure of resources and reserves estimates, including compliance with National Instrument 43-101 (Standards of Disclosure for Mineral Projects) of the Canadian Securities Administrators. The RRC reviews the competencies, skills, experiences and qualifications of the qualified persons (the “QPs”) regularly used by the Corporation in the preparation and disclosure of resources and reserves estimates and confirms that such QPs were in no way impeded or inappropriately influenced in such preparation and disclosure. The RRC reports to the AFC and the Board at least annually as to the process of preparation and disclosure of resources and reserves estimates and applicable regulatory standards.

The RRC held 3 meeting in 2013. The current members of the RRC are Richard J. Hall (Chairman), Donald K. Charter and John T. Shaw.

Position Descriptions

The Board has developed and approved a written position description for the Chairman of the Board. The primary responsibilities (in addition to those dictated by the mandate of the Board, attached to this Circular as Appendix “D”) of the Chairman are to, in conjunction with management or otherwise, plan, organize and chair all meetings of the Board and shareholders of the Corporation, oversee the content of all relevant information that directors and shareholders are provided reasonably in advance of their meetings and to provide leadership in the functioning and performance of the Board in accordance with its mandate. The Chairman acts as the primary liaison between the Board and management.

The Chairman of the Board is, as determined by the Board, independent. The Chairman facilitates communication among the Corporation’s independent directors and between the independent directors and management. He is responsible for leading the Board and organizing it to function constructively and independently of management. The Chairman reviews any comments, recommendations or requests made by an independent director and oversees the process by which unfettered information to independent directors is made available regarding the Corporation’s activities.

The mandates of the committees of the Board, which are recommended by the NCGC and approved by the Board, define the authority, roles and responsibilities of each of the committees and the committee chairs. These mandates may be accessed on the Corporation’s website, at www.iamgold.com.

The Board and the CEO have developed written position descriptions for the CEO and other executive officers. The primary responsibilities of the CEO are to provide leadership over the management of the Corporation. The CEO is responsible for the development and implementation of strategic and tactical plans for the Corporation, as adopted by the Board, the recruitment, development, delineation of the responsibilities of and monitoring the performance of executive management, managing and monitoring the various exploration, development and producing interests of the Corporation, identifying and pursuing new opportunities for the Corporation, developing and maintaining a culture of integrity throughout the Corporation and protecting and enhancing the Corporation’s assets and reputation. The CEO acts as the primary spokesperson for the Corporation. The CEO provides leadership and direction to management throughout the Corporation and is directly accountable to the Board. Upon the CEO’s retirement or other departure from the Corporation, by agreement, the CEO resigns his or her directorship.

Assessments of Board Performance

The NCGC monitors the performance of the Board and its committees, in respect of their mandates, and the performance of individual directors, throughout the year in terms of effectiveness and contribution. The committees of the Board, led by their chairpersons, assist the NCGC through self-assessments of the performance of their respective mandates. On an annual basis, each director is required to complete confidential questionnaires (approved by the NCGC) that evaluate the performance of the Board and its Chairman. In addition to written peer assessments, confidential director peer reviews are performed in the context of discussions between individual directors and the Chairman of the NCGC, who reviews, in confidence, all director evaluations and recommends to the NCGC any actions that may be deemed necessary or advisable to assist the Board in continuing to function effectively and adequately perform its mandate. From time to time, the NCGC engages external, independent advisors to conduct interviews with directors as part of its overall Board evaluation process. Director performance, assessed in part against the competencies and skills the director is expected to bring, is considered in the nomination for election of incumbent directors, such as the directors nominated in this Circular.

Orientation and Continuing Education

In respect of the orientation of new directors to the role and responsibilities of the Board, its committees and directors as well as the nature and operation of the Corporation’s business, new directors are briefed by the Chairman, CEO, other independent directors and the executive organization. Tours of the Corporation’s operations are made available. Written information and advice is also made available to new directors (and on an ongoing basis) by the Corporation’s general counsel regarding the duties and obligations of directors, the mandates of the Board and its committees, the Corporation’s Code of Business Conduct and Ethics (described below), minutes of the meetings of the Board and the most recent annual report, annual information form and management information circular of the Corporation.

To assist directors with remaining current with respect to the Corporation and their duties and responsibilities, the Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education of the Corporation’s directors, the NCGC periodically canvasses directors to determine their training and educational needs and interests, arranges visits to the Corporation’s various exploration, development and producing operations and arranges funding for the attendance of directors at seminars or conferences of interest and relevance to their duties and responsibilities to the Corporation. Directors are regularly informed by the CEO, and other members of the executive management team, of strategic issues affecting the Corporation, including the competitive environment, the Corporation’s performance relative to its peers and any other developments that could materially impact the Corporation’s business.

Code of Business Conduct and Ethics

Consistent with and to protect the integrity and reputation of the Corporation, the Board has adopted a Code of Business Conduct and Ethics for the directors, officers and employees of the Corporation. Service providers to the Corporation, at the time of being contracted, are similarly required to acknowledge and abide by the provisions of the Code. The Code sets out fundamental principles upon which the business and affairs of the Corporation, wherever conducted, are based and is designed to promote integrity and deter wrongdoing. The Code provides that any conflict of the interest of an employee with that of the Corporation is to be avoided, the assets and opportunities of the Corporation are to be protected and used only for the purposes of the Corporation, non-public information pertaining to the Corporation is to be kept confidential and all laws applicable to the Corporation are to be complied with. For example, should a director or executive officer have an interest in an agreement or transaction with the Corporation being considered by the Board, such director shall disclose his or her interest in the counterparty and withdraw from any discussion, assessment or decision of the Board relating thereto, including any Board vote thereon. A copy of the complete Code of Business Conduct and Ethics may be accessed on the Corporation’s website, at www.iamgold.com.

Any material departure from the Code by a director or executive officer of the Corporation must be promptly disclosed. There were no such material departures from the Code in 2013. The Board believes that providing a means through which officers, employees and other service providers may raise concerns about ethical conduct, on an anonymous and confidential basis, fosters a culture of integrity and ethical conduct within the Corporation. Similar to any allegations regarding the Corporation’s internal controls over financial reporting or disclosure controls and procedures, any alleged departure from the Code may be, anonymously and confidentially, orally or in writing, reported, for investigation, to the Chairman of either or both the AFC and the NCGC, through the internet, a toll-free number and/or by mail. The reporting system is run by an independent third party. The Corporation routinely conducts internal audits to test compliance with the Code and confirm its directors, officers and employees continue to be aware of the Code’s requirements as well as the resources available to report alleged breaches. The Corporation requires that, upon initial appointment or employment, and each year, each director, officer or employee acknowledge an understanding of the Code’s requirements.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS AND MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Circular, no transactions have been entered into since January 1, 2013 or are proposed to be entered into which have materially affected or will materially affect the Corporation or its subsidiaries involving, and no matter to be acted upon at the meeting other than the election of directors or the appointment of auditors materially involves, directly or indirectly, a director or executive officer since January 1, 2013, a proposed nominee for election as a director of the Corporation or any associate or affiliate of any such director or executive officer or proposed nominee.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR, at www.sedar.com, and EDGAR, at www.sec.gov/edgar.shtml. Further financial information relating to the Corporation is provided in the comparative financial statements and management’s discussion and analysis of the financial statements of the Corporation for its most recently completed financial year. The Corporation will provide any shareholder of the Corporation, without charge, and upon request to the Secretary of the Corporation, with:

(i)	a copy of the current annual information form of the Corporation, together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(ii)	a copy of the comparative financial statements of the Corporation for the year ended December 31, 2013, together with the report of the auditor thereon; and

(iii)	a copy of management’s discussion and analysis of the financial statements of the Corporation for the year ended December 31, 2013.

SHAREHOLDER PROPOSALS

To be eligible for inclusion in the Circular for the 2015 annual general meeting of Shareholders, shareholder proposals prepared in accordance with applicable rules governing shareholder proposals must be received at the Corporation’s corporate office at 401 Bay Street, Suite 3200, Toronto, Ontario M5H 2Y4 on or before January 15, 2015

DATED at Toronto, Ontario, this 2nd day of April, 2014.

BY ORDER OF THE BOARD

“STEPHEN J. J. LETWIN”
STEPHEN J. J. LETWIN
President and Chief Executive Officer

APPENDIX “A”

DIRECTOR NOMINEE BIOGRAPHIES

William D. Pugliese: Mr. Pugliese is a businessman and an original founder of the Company. From 1990 to 1993 he held the position of Co-Chairman and Chief Executive Officer of the Company. In January 2003, Mr. Pugliese stepped down from the position of Chief Executive Officer and has continued in his role as Chairman of the Board. He participated directly in the evolution of the company, including the development of the Sadiola concession in Mali through his dealings with government officials and joint venture partners.

Mr. Pugliese has an extensive business background developed over a period of 35 years as the principal shareholder in a number of private Canadian companies, which included; internet-based business directories and data marketing, the development of recreational resort properties in Canada and the development and licensing of Smart board, a patented construction product technology.

Stephen J. J. Letwin: President and Chief Executive Officer.

Stephen J. J. Letwin was appointed President and Chief Executive Officer of IAMGOLD Corporation on November 1, 2010. He has been a member of the Board of Directors since joining the Company. Specializing in corporate finance, operational management, and merger and acquisitions, Stephen brings over 30 years of experience from the highly-competitive resource sector. Mr. Letwin actively leads his executive management team with a clear and pragmatic approach to driving business results, creating shareholder value, and achieving sustainable growth. Prior to joining IAMGOLD, Mr. Letwin was based in Houston, Texas, where he was the Executive Vice President, Gas Transportation & International, with Enbridge Inc. Stephen was responsible for Enbridge’s natural gas operations, including overall responsibility for Enbridge Energy Partners, as the partnership’s Managing Director. In 1999, he joined Enbridge as President and Chief Operating Officer, Energy Services, based in Toronto, Canada. Mr. Letwin currently serves as Director for Precision Drilling Corp.

Before joining Enbridge, Mr. Letwin served as President & Chief Operating Officer of TransCanada Energy and was Chief Financial Officer, TransCanada Pipelines Limited, Numac (Westcoast Energy), and Encor Energy. Mr. Letwin holds an MBA from the University of Windsor, is a Certified General Accountant, a graduate of McMaster University (B.Sc., Honors), and a graduate of the Harvard Advanced Management Program. Throughout his career, Stephen has actively demonstrated his commitment to voluntary leadership. His most recent community affiliations have included Director, Corporate Campaign Committee of Texas Children’s Hospital; Patron, UNICEF Alberta, Canada; and Director, YMCA Calgary, Canada. For his commitment to the community, Stephen was awarded the 2006 Alberta Centennial Medal. In 2011, Mr. Letwin was made an Officer of the National Order of Burkina Faso.

John E. Caldwell: Mr. Caldwell has been a director of the Company since 2006. Mr. Caldwell brings extensive general and financial management and risk assessment experience to the Board. From 2003 until his retirement from SMTC Corporation, on March 31, 2011, he served as President and Chief Executive Officer and as a member of the board of directors. Before joining STMC, Mr. Caldwell held positions in The Mosaic Group, a marketing services provider, as Chair of the Restructuring Committee of the Board, from October 2002 to September 2003, in GEAC Computer Corporation Limited, a computer software company, as President and Chief Executive Officer from October 2000 to December 2001 and in CAE Inc., a provider of simulation and modeling technologies and integrated training solutions for the civil aviation and defense industries, as President and Chief Executive Officer from June 1993 to October 1999. In addition, Mr. Caldwell served in a variety of senior executive positions in finance, including Senior Vice President of Finance and Corporate Affairs of CAE and Executive Vice President of Finance and Administration of Carling O’Keefe Breweries of Canada. Over the course of his career, Mr. Caldwell has served on the audit committees of ten public companies. Also, for the past several years, Mr. Caldwell has been a lecturer on board oversight responsibility for enterprise risk as part of an accredited board of director education program through McMaster University in Canada. Mr. Caldwell has been a director of Advanced Micro Devices, Inc., a global semiconductor provider since 2006 and of Faro Technologies, Inc., a producer of three dimensional manufacturing measurement systems, since 2002. Mr. Caldwell also served on the board of directors of ATI Technologies Inc. from 2003 to 2006, Rothmans Inc. from 2004 to 2008, Cognos Inc. from 2000 to 2008, Stelco Inc. from 1997 to 2006 and Sleeman Breweries Ltd. from 2003 to 2005. Mr. Caldwell holds a Bachelor of Commerce Degree from Carleton University and is a Certified Professional Accountant.

Donald K. Charter: Donald Charter is currently a corporate director serving on four public company boards. Most recently Mr. Charter was the President, CEO and a Director of Corsa Coal Corp., a junior metallurgical coal mining company listed on the TSX.V with operations in Pennsylvania, from 2010 to August 2013. After having successfully built Corsa from a non-operating shell to an established domestic and international supplier of US low vol metallurgical coal, Mr. Charter completed a transformational premium priced refinancing of the company with a large US private equity firm and stepped down as CEO. Mr. Charter has business experience in a number of sectors including mining (precious metals, base metals, iron ore, coal), real estate and financial services. He is a graduate of McGill University where he obtained degrees in Economics and Law. He began his career in Toronto where he built a successful commercial and M&A business law practice, becoming a partner in a national law firm. In 1996 Mr. Charter joined the Dundee group of companies as an Executive Vice President with a number of capital markets related responsibilities. In 1998 he became the inaugural Chairman and CEO of the Dundee Securities group of companies, and oversaw its growth from a start up to a major independent financial services company. In 2006, Mr. Charter left this group and focused his attention on 3C’s Corporation, his personal consulting and investment company, and as a corporate director primarily in the resource sector. Mr. Charter has extensive corporate governance experience and has sat on and chaired a number of audit, compensation and governance committees during his career as well a number of special, independent and strategic committees in various corporate situations. He has completed the Institute of Corporate Directors, Directors Education Program and is a member of the Institute.

W. Robert Dengler: Mr. Dengler retired in 2005 after working for 41 years in the mining industry. Mr. Dengler was President and CEO of Dynatec Corporation, a company he founded in 1980. He holds a Bachelor of Science degree (1965) from Queen’s University and was awarded an Honorary Doctorate of Science from Queen’s University in 1988. Before founding Dynatec, Mr. Dengler was a partner and Vice-President & General Manager of J.S. Redpath Limited. He has authored several technical publications on shaft sinking and Long Round Development. Mr. Dengler has been a director of IAMGOLD since 2005 and a director of Denison Mines since 2004. Mr. Dengler has also been a Director of Energy Fuels Inc. since 2012.

Guy G. Dufresne: Mr. Dufresne is an engineer from École Polytechnique de Montréal and holds a Masters Degree in Engineering (including computers) from the Massachusetts Institute of Technology and an MBA from the Harvard Business School. Mr. Dufresne currently serves as a member of the board of RONA, a position he has held since January 2013. He also served as Chairman of the board of L’Union Canadienne, a subsidiary of RSA Canada until March 31, 2014. From 1992 to 2006, he was President and CEO of Québec Cartier Mining and led the turnaround of this iron ore company; for 25 years prior to 1992, he held progressive senior positions within the forest product industry including President and COO of Kruger. Since about 1980, Mr. Dufresne has been a member of the board of several public and private companies and he has worked on numerous committees; he is still a member of the board of RSA Canada, an insurance company. Over the years he has been Chairman of the board of Tembec, Cambior, Conseil du Patronat, Chamber of Marine Commerce, The Mining Association of Canada, The Québec Forest Product Association and L’Institut Armand-Frappier (a pharmaceutical research center).

Mr. Dufresne has acquired through education and experience, an understanding of how to help companies to be cost competitive and profitable.

Richard J. Hall: Mr. Hall was appointed a director of IAMGOLD on March 22, 2012. Mr. Hall brings over 40 years of exploration, development, mining and corporate experience. In addition to IAMGOLD, Mr. Hall serves as a director of Kaminak Gold Corp. and Gold Canyon Resources. Mr. Hall served as Chairman of Premier Gold from 2010 until June 2012 and served as President and Chief Executive Officer of Northgate Minerals from July 2011 until October 2011 when Northgate was acquired by AuRico Gold. From 2008 until 2011, he held the position of Chairman of Grayd Resource Corporation when Grayd was acquired by Agnico Eagle in November 2011. He also served as a director and Chairman of the Special Committee of Creston Moly during its acquisition by Mercator Minerals in 2011. In addition to his Board activities, Mr. Hall acts as a mineral industry consultant to various companies. From 1999 to 2008 he served as President and CEO of Metallica Resources Inc., where he was involved in all aspects of the company’s development including the financing, construction and commissioning of the Cerro San Pedro gold-silver mine in Mexico. While at Metallica, the El Morro deposit was discovered in Chile and was brought through to a final feasibility study in conjunction with Metallica’s operating partner on the project, Xstrata Copper. In August 2008, Metallica was part of a $1.6 billion merger with Peak Gold Ltd. and New Gold Inc. to form what is now New Gold Inc. Previous to his tenure at Metallica, Mr. Hall held senior management positions with Dayton Mining Corporation and Pegasus Gold Corporation. Mr. Hall holds a Bachelor and a Masters Degree in Geology and an MBA from Eastern Washington University. He has also completed an Executive Development Program at the University of Minnesota. Mr. Hall is also a member of the National Association of Corporate Directors and a member of both the Audit and Investment Committees of the Society of Economic Geologists.

Mahendra Naik: Mr. Naik is a Chartered Accountant with more than 32 years of financial accounting, mining and investment company experience. He holds a Bachelor of Commerce degree from the University of Toronto. He practiced as a Chartered Accountant for nine years with a major Canadian accounting firm. As a Chartered Accountant, Mr. Naik has experience in preparing, auditing, analyzing and evaluating financial statements, understands internal controls and procedures for financial reporting and understands the accounting principles used by the Company to prepare its financial statements as well as the implications of said accounting principles on the Company’s results. From 1990 to 1999, he was the Chief Financial Officer of IAMGOLD. He is also the Chairman of the Board and member of a TSX-listed mining company and a member of the Audit Committee for a TSXV listed international financial services company. In addition, he is Chairman and a member of the Audit Committees of a number of private companies, including precious metals, a private Canadian bank and financial service businesses.

John T. Shaw: Mr. Shaw brings to IAMGOLD technical and strategic expertise gained from over 40 years of development and operating experience in the mining industry internationally. He is a geological engineer (Queen’s) and until the time of his retirement (33 years in the Placer organization) was Vice President of Australian Operations of Placer Dome Asia Pacific and Managing Director of Kidston Gold Mines. He has also served as a director of a number of mining companies (gold, platinum and base metals) in Australasia, SE Asia and Africa. Mr. Shaw has been a director of IAMGOLD since 2006.

Timothy R. Snider: Mr. Snider is the Chairman of Cupric Canyon Capital, LLC., a private equity company that invests in copper mining assets worldwide. He was formerly president and Chief Operating Officer of Freeport McMoRan Copper and Gold, and it predecessor Phelps Dodge Corporation where he spent 38 years of his career. He is currently director of two public companies: IAMGOLD based in Toronto; and Cia. De Minas Buenaventura based in Lima Peru. He was formerly a director of Compass Minerals based in Overland Park, Kansas where he served as chairman of the Compensation Committee. Snider is also involved in several non-profit organizations, including the University of Arizona’s Institute for Mineral Resources (founding chairman), the Northern Arizona University Foundation Board, and the Mining Foundation of the Southwest. He was inducted into the American Mining Hall of Fame and received the Jackling Award and Richards Award for innovation from SME.

APPENDIX “B”

PLAN RESOLUTION

Amendments to Share Incentive Plan

WHEREAS the directors of the Corporation have approved the amendments to the Share Incentive Plan of the Corporation described in the Management Proxy Circular of the Corporation dated April 2, 2014.

NOW THEREFORE BE IT RESOLVED THAT:

1.	the amendments to the Share Incentive Plan described under the heading “Business of the Meeting – Amendments to the Share Incentive Plan of the Corporation” in the Management Proxy Circular (the “Circular”) dated April 2, 2014 of the Corporation be, and they hereby are, approved;

2.	the amended and restated Share Incentive Plan attached as Appendix “C” to the Circular be, and it hereby is, authorized and approved; and

3.	any one officer or any one director of the Corporation be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute or to cause to be executed and to deliver or cause to be delivered, all such agreements and documents, as any one of them shall consider necessary or desirable and shall approve and to do or cause to be done all such other acts and things as any one of them shall determine to be necessary or desirable in connection with the Share Incentive Plan or in order to carry out the intent of this resolution and the matters authorized hereby.

APPENDIX “C”

SHARE INCENTIVE PLAN

AMENDED AND RESTATED AS OF May 7, 2014

ARTICLE 1

DEFINITIONS AND INTERPRETATION

Section 1.01	Definitions

For purposes of the Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

(a)	“Act” means the Canada Business Corporations Act or its successor, as amended from time to time;

(b)	“Aggregate Contribution” means the aggregate of a Participant’s Contribution and the Corporation’s Contribution related to such Participant’s Contribution;

(c)	“Basic Annual Salary” means the basic annual remuneration of a Participant from the Corporation and Designated Affiliates exclusive of any overtime pay, bonuses or allowances (whether received in cash, securities or otherwise) of any kind whatsoever;

(d)	“Blackout Period” means an interval of time during which (i) the then trading guidelines of the Corporation restrict one or more Participants from trading in securities of the Corporation or (ii) the Corporation has determined that one or more Participants may not trade in securities of the Corporation;

(e)	“Blackout Period Expiry Date” means the date on which the applicable Blackout Period expires;

(f)	“Business Day” means any day on which the Stock Exchange is open for trading;

(g)	“Committee” shall mean the Directors or, if the Directors so determine in accordance with Section 2.03 of the Plan, the committee of the Directors authorized to administer the Plan;

(h)	“Common Shares” shall mean the common shares of the Corporation, as adjusted in accordance with the provisions of Article 8 of the Plan from time to time;

(i)	“Corporation” means IAMGOLD Corporation, a corporation incorporated under the Act, and any successor thereto;

(j)	“Corporation’s Contribution” means the amount the Corporation credits a Participant under Section 3.04 of the Plan;

(k)	“Date of Termination” means the date of termination of employment or the date of termination of a contract for services set out in a notice of termination given by the

Corporation or a Designated Affiliate and for greater certainty does not include, or mean the expiry date of, any period of time following such date of termination during which the Participant is in receipt of, or is entitled to be in receipt of, compensation in lieu of notice of termination or severance compensation;

(l)	“Deferred Share Plan” means the deferred share plan described in Article 6 of the Plan;

(m)	“Designated Affiliates” means the affiliates of the Corporation designated by the Committee for purposes of the Plan from time to time;

(n)	“Directors” shall mean the board of directors of the Corporation from time to time;

(o)	“Eligible Directors” shall mean the Directors or the directors of any Designated Affiliate from time to time;

(p)	“Eligible Employees” shall mean employees and officers, whether Directors or not, and including both full-time and part-time employees, of the Corporation or any Designated Affiliate;

(q)	“Employment Contract” means any contract between the Corporation or any Designated Affiliate and any Eligible Employee, Eligible Director or Other Participant relating to, or entered into in connection with, the employment of the Eligible Employee, the appointment or election of the Eligible Director or the engagement of the Other Participant or any other agreement to which the Corporation or a Designated Affiliate is a party with respect to the rights of such Participant in respect of a change in control of the Corporation or the termination of employment, appointment, election or engagement of such Participant;

(r)	“Issue Price” means, in respect of Common Shares issued from treasury under the Share Purchase Plan, the weighted average price of the Common Shares on the Stock Exchange for the period in respect of which Common Shares are being issued from treasury under the Share Purchase Plan, being the period of time during which the Aggregate Contribution of the Participant being used to purchase such Common Shares has been accumulated;

(s)	“Option” shall mean an option to purchase Common Shares granted pursuant to, or governed by, the Plan;

(t)	“Optionee” shall mean a Participant to whom an Option has been granted pursuant to the Share Option Plan;

(u)	“Option Period” shall mean the period of time during which the particular Option may be exercised, including as extended in accordance with Section 4.13 of the Plan;

(v)	“Other Participants” shall mean any person or corporation engaged to provide ongoing management, consulting or other services for the Corporation or a Designated Affiliate, or any employee of such person or corporation, other than an Eligible Director or an Eligible Employee;

(w)	“Participant” with respect to the Share Purchase Plan shall mean each Eligible Employee and Other Participant and with respect to the Share Option Plan, the Share

Bonus Plan and the Deferred Share Plan shall mean each Eligible Director, Eligible Employee and Other Participant;

(x)	“Participant’s Contribution” means the amount a Participant elects to contribute to the Share Purchase Plan under Section 3.03 of the Plan;

(y)	“Plan” means this amended and restated share incentive plan which includes the Share Purchase Plan, the Share Option Plan, the Share Bonus Plan and the Deferred Share Plan;

(z)	“Service Provider” means an employee or insider of the Corporation or any Designated Affiliate and any other person or corporation engaged to provide ongoing management, consulting or other services for the Corporation or any Designated Affiliate;

(aa)	“Share Bonus Plan” means the share bonus plan described in Article 5 of the Plan;

(bb)	“Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issue or potential issue of securities of the Corporation to one or more Service Providers, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(cc)	“Share Option Plan” means the share option plan described in Article 4 of the Plan;

(dd)	“Share Purchase Plan” means the share purchase plan described in Article 3 of the Plan; and

(ee)	“Stock Exchange” means The Toronto Stock Exchange, or, if the Common Shares are not then traded on The Toronto Stock Exchange, such other principal market upon which the Common Shares are traded as designated by the Committee from time to time.

Section 1.02	Additional Definitions

In the Plan, the terms “affiliate”, “associate” and “subsidiary” shall have the meaning given to such terms in the Securities Act (Ontario) and the term “insider” shall have the meaning given to such term in the TSX Company Manual.

Section 1.03	Headings

The headings of all articles, sections and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

Section 1.04	Context, Construction

Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

Section 1.05	References to this Plan

The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

Section 1.06	Canadian Funds

Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

ARTICLE 2

PURPOSE AND ADMINISTRATION OF THE PLAN

Section 2.01	Purpose of the Plan

The Plan provides for the acquisition of Common Shares by Participants for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of key employees and directors of the Corporation and Designated Affiliates and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Common Shares by key employees and directors of the Corporation and Designated Affiliates, it being generally recognized that share incentive plans aid in attracting, retaining and encouraging employees and directors due to the opportunity offered to them to acquire a proprietary interest in the corporation.

Section 2.02	Administration of the Plan

The Plan shall be administered by the Committee and the Committee shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary or desirable in order to comply with the requirements of the Plan, subject in all cases to compliance with regulatory requirements. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary or desirable for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation.

Section 2.03	Delegation to Committee

All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three Directors.

Section 2.04	Record Keeping

The Corporation shall maintain a register in which shall be recorded:

(a)	the name and address of each Optionee;

(b)	the number of Common Shares subject to Options granted to each Optionee;

(c)	the aggregate number of Common Shares subject to Options;

(d)	the name and address of each Participant in the Share Purchase Plan;

(e)	the Participants’ Contributions and the Corporation’s Contributions in respect of each Participant;

(f)	the name and address of each Participant in the Share Bonus Plan and the awards granted to each Participant under the Share Bonus Plan;

(g)	the name and address of each Participant in the Deferred Share Plan and the awards granted to each Participant under the Deferred Share Plan; and

(h)	the number of Common Shares held in safekeeping for the account of each Participant under the Plan.

Section 2.05	Determination of Participants

The Committee shall from time to time determine the Participants who may participate in the Share Purchase Plan, the Share Option Plan, the Share Bonus Plan and the Deferred Share Plan. The Committee may from time to time determine the number of Common Shares to be issued to any Participant, and the other terms of each award granted to each Participant, under the Share Bonus Plan, the number of Common Shares to be issued or delivered to any Participant, and the other terms of each award granted to each Participant, under the Deferred Share Plan, the Participants to whom Options may be granted, the number of Common Shares to be made subject to and the expiry date of each Option granted to each Participant and the other terms of each Option granted to each Participant, all such determinations to be made in accordance with the provisions of the Plan, and the Committee may take into consideration the present and potential contributions of, and the services rendered by, the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant. Notwithstanding the foregoing, an Eligible Director who is not also an officer of the Corporation or of a Designated Affiliate may only be granted Options upon his or her initial appointment or election, as the case may be, as a director of the Corporation or a Designated Affiliate and such Eligible Director shall not be eligible to be granted Options on an annual basis or otherwise other than upon his or her initial appointment or election, as the case may be, as a director of the Corporation or a Designated Affiliate, with “initial appointment or election” referring to the appointment or election of such individual as a director of the Corporation or a Designated Affiliate in circumstances where, immediately prior to such appointment or election, the individual was not a director of the Corporation or a Designated Affiliate.

Section 2.06	Maximum Number of Shares

The maximum number of Common Shares issuable from treasury under the Plan is 34,412,386. 20,001,866 Common Shares remain available for issue from treasury pursuant to the Plan, including Common Shares issuable pursuant to awards outstanding on the date hereof, which is subject to adjustment from time to time in accordance with Section 8.08. The maximum number of Common Shares available for issue from treasury under the Plan:

(a)	among the Share Purchase Plan, the Share Bonus Plan and the Deferred Share Plan, including pursuant to awards outstanding thereunder on the date hereof, is 8,250,042 in the aggregate, subject to adjustment from time to time in accordance with Section 8.08; and

(b)	under the Share Option Plan, including pursuant to awards outstanding thereunder on the date hereof, is 11,751,824 in the aggregate, subject to adjustment from time to time in accordance with Section 8.08. In addition, the aggregate number of Common Shares reserved for issue to any one Participant upon the exercise of Options shall not exceed 5% of the number of Common Shares then outstanding.

ARTICLE 3

SHARE PURCHASE PLAN

Section 3.01	The Share Purchase Plan

A share purchase plan is hereby established for Eligible Employees and Other Participants.

Section 3.02	Participants

Participants entitled to participate in the Share Purchase Plan shall be Eligible Employees or Other Participants who have been providing services to the Corporation or any Designated Affiliate for at least the immediately preceding 12 months. The Committee shall have the right, in its absolute discretion, to waive such 12 month period or to determine that the Share Purchase Plan does not apply to any Eligible Employee or Other Participant.

Section 3.03	Election to Participate in Share Purchase Plan and Participant’s Contribution

(a)	Any Participant may elect to contribute money to the Share Purchase Plan in any calendar year if the Participant, by the date designated by the Corporation, delivers to the Corporation a written direction in form and substance satisfactory to the Corporation authorizing the Corporation to deduct from the remuneration of the Participant the Participant’s Contribution in equal installments.

(b)	The Participant’s Contribution shall not be less than 1%, nor greater than 10%, before deductions, of the Basic Annual Salary of the Participant; provided that, in the event of any Participant making his or her Participant’s Contribution for less than a full calendar year, his or her Basic Annual Salary shall be pro-rated.

(c)	No adjustment may be made by the Participant to the Participant’s Contribution until the next succeeding calendar year, and then only if a new written direction shall have been delivered to the Corporation for such calendar year. The Participant’s Contribution shall be held in trust for the benefit of the Participant for the purposes of the Share Purchase Plan.

Section 3.04	Corporation’s Contribution

At such time or times as are determined by the Corporation but in any event no later than December 31 in the applicable calendar year, the Corporation will credit each Participant with an amount equal to 75% of the Participant’s Contribution then contributed and in respect of which no Corporation’s Contribution has previously been made; provided that once the Participant’s Contribution in respect of any calendar year equals 5% of the Basic Annual Salary of the Participant for such calendar year no further Corporation’s Contribution will be made by the Corporation for the Participant, and with such Corporation’s Contribution to be held in trust for the benefit of the Participant for the purposes of the Share Purchase Plan. For greater certainty, the maximum Corporation’s Contribution which may be made by the Corporation in respect of any Participant for any calendar year is 3.75% of the Basic Annual Salary of such Participant for such calendar year.

Section 3.05	Aggregate Contribution

The Corporation shall not be required to segregate the Aggregate Contribution from its own corporate funds or to pay interest thereon.

Section 3.06	Issue or Purchase of Shares

(a)	The Committee may, in its sole discretion, determine whether in respect of any calendar year the obligations of the Corporation under the Share Purchase Plan will be satisfied by the issue from treasury of Common Shares or by the purchase of Common Shares through the facilities of the Stock Exchange.

(b)	At such time or times as are determined by the Corporation but in any event no later than as soon as practicable after December 31 of the applicable calendar year, the Corporation shall either (i) issue from treasury for the account of each Participant Common Shares equal in value to the Aggregate Contribution of such Participant held in trust as of such date based on the applicable Issue Price and such Aggregate Contribution shall be converted into Common Shares at the applicable Issue Price, or (ii) deliver to the account of each Participant Common Shares equal in number to the number of Common Share purchased through the facilities of the Stock Exchange with the Aggregate Contribution (together with any previous unused balance of the Aggregate Contribution) of such Participant held in trust as of such date. If such conversion would result in the issue for the account of a Participant of a fraction of a Common Share, the Corporation will issue only such whole Common Shares as are then issuable.

(c)	The Corporation shall hold, or cause to be held, any unused balance of the Aggregate Contribution of each Participant in trust for the Participant until subsequently used in accordance with the Share Purchase Plan.

Section 3.07	Safekeeping and Delivery of Shares

(a)	All Common Shares issued for, or delivered to, the account of a Participant in accordance with Section 3.06 of the Plan will be held in safekeeping and will be delivered, subject as otherwise provided in the Share Purchase Plan, to such Participant at such time or times as are determined by the Corporation upon request of the Participant in a form acceptable to the Corporation. Any:

(i)	cash dividends;

(ii)	options or rights to purchase additional securities of the Corporation or any other corporation; or

(iii)	notices of meeting, proxy statements and proxies for any meeting of holders of Common Shares received in respect of any Common Shares held in safekeeping on behalf of a Participant shall be forwarded to such Participant, at his or her last address according to the register maintained under Section 2.04 of the Plan, and any other or additional Common Shares or other securities (by way of dividend or otherwise) received in respect of any Common Shares held in safekeeping on behalf of a Participant shall also be held in safekeeping and delivered to the Participant with the delivery of the Common Shares in respect of which such additional Common Shares or other securities were issued.

(b)	If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for all or a portion of the outstanding Common Shares, then the Committee may, by resolution, make any Common Shares held in safekeeping for a Participant immediately deliverable in order to permit such Common Shares to be tendered to such bid. In addition, the Committee may, by resolution, permit the Corporation’s Contribution to be made and Common Shares to be delivered for the then Aggregate Contribution of each Participant prior to the expiry of any such take-over bid in order to permit such Common Shares to be tendered to such bid.

Section 3.08	Termination of Employment or Services

Unless otherwise determined by the Committee, if a Participant shall cease to be employed by, or provide services to, the Corporation and all Designated Affiliates for any reason (including disability or death) or shall receive notice from the Corporation of the termination of his or her contract of service or employment:

(a)	the Participant shall automatically cease to be entitled to participate in the Share Purchase Plan;

(b)	any portion of the Participant’s Contribution then held in trust for the Participant shall be paid to the Participant or the estate of the Participant;

(c)	any portion of the Corporation’s Contribution then held in trust for the Participant shall be paid to the Participant or the estate of the Participant, except in the case of a resignation (not as a result of retirement) or termination for cause, and in such case, any portion of the Corporation’s Contribution then held in trust for the Participant shall be returned and paid to the Corporation; and

(d)	any Common Shares then held in safekeeping for the Participant shall be delivered to the Participant or the estate of the Participant.

Section 3.09	Election to Withdraw from Share Purchase Plan

Any Participant may at any time elect to withdraw from the Share Purchase Plan. In order to withdraw the Participant must give at least two weeks’ notice to the Corporation in writing in form and substance satisfactory to the Corporation directing the Corporation to cease deducting from the Participant’s remuneration the Participant’s Contribution. Deductions will cease to be made commencing with the first pay date following expiry of the two week notice. The Participant’s Contribution will continue to be held in trust. On the next following date for making the Corporation’s Contribution the Corporation will credit the Participant with the pro rata amount of the Corporation’s Contribution, calculated in accordance with Section 3.04 of the Plan. The delivery of Common Shares will not be accelerated by such withdrawal but will occur on the date on which such Common Shares would otherwise have been issued or purchased, as the case may be, in accordance with Section 3.06 of the Plan and delivered to the Participant in accordance with Section 3.07 of the Plan had the Participant not elected to withdraw from the Share Purchase Plan.

Section 3.10	Necessary Approvals

The obligation to issue or purchase and to deliver any Common Shares in accordance with the Share Purchase Plan shall be subject to any necessary approval of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued or purchased or delivered to any Participant under the Share Purchase Plan for whatever reason, the obligation to issue or purchase or to deliver such Common Shares shall terminate and any Participant’s Contribution held in trust for a Participant shall be returned to the Participant without interest.

ARTICLE 4

SHARE OPTION PLAN

Section 4.01	The Share Option Plan and Participants

A share option plan is hereby established for Eligible Directors (subject to Section 2.05 of the Plan), Eligible Employees and Other Participants.

Section 4.02	Option Notice or Agreement

Each Option granted to a Participant shall be evidenced by a stock option notice or stock option agreement setting out terms and conditions consistent with the provisions of the Plan, which terms and conditions need not be the same in each case and which terms and conditions may be changed from time to time.

Section 4.03	Exercise Price

The price per share at which any Common Share which is the subject of an Option may be purchased shall be determined by the Committee at the time the Option is granted, provided that such price shall be not less than the closing price of the Common Shares on the Stock Exchange on the last trading day immediately preceding the date of grant of such Option.

Section 4.04	Term of Option

The Option Period for each Option shall be such period of time as shall be determined by the Committee, subject to amendment by an Employment Contract, provided that, subject to Section 4.13 of the Plan, in no event shall an Option Period exceed 7 years.

Section 4.05	Lapsed Options

If Options granted under the Share Option Plan are surrendered, terminate or expire without being exercised in whole or in part, new Options may be granted covering the Common Shares not purchased under such lapsed Options.

Section 4.06	Limit on Options to be Exercised

Except as otherwise specifically provided in any Employment Contract, or in Section 4.09 of the Plan, the Committee may determine when an Option may be exercised during the Option Period, such vesting and exercise terms to be set out in the stock option notice or stock option agreement in respect of the Option.

Section 4.07	Eligible Participants on Exercise

Subject to Section 4.06 of the Plan and the vesting and exercise terms set out in the stock option notice or stock option agreement in respect of the Option, an Option may be exercised by the Optionee in whole at any time, or in part from time to time, during the Option Period, provided however that, except as otherwise specifically provided in Section 4.10 or Section 4.11 of the Plan or in any Employment Contract, no Option may be exercised unless the Optionee at the time of exercise thereof is:

(a)	in the case of an Eligible Employee, an officer of the Corporation or a Designated Affiliate or in the employment of the Corporation or a Designated Affiliate and has been continuously an officer or so employed since the date of the grant of such Option, provided however that a leave of absence with the approval of the Corporation or such Designated Affiliate shall not be considered an interruption of employment for purposes of the Share Option Plan;

(b)	in the case of an Eligible Director who is not also an Eligible Employee, a director of the Corporation or a Designated Affiliate and has been such a director continuously since the date of the grant of such Option; and

(c)	in the case of any Other Participant, engaged, directly or indirectly, in providing ongoing management, consulting or other services for the Corporation or a Designated Affiliate and has been so engaged since the date of the grant of such Option.

Section 4.08	Payment of Exercise Price

The issue of Common Shares on the exercise of any Option shall be contingent upon receipt by the Corporation of payment of the aggregate purchase price for the Common Shares in respect of which the Option has been exercised by cash or certified cheque delivered to the registered office of the Corporation together with a validly completed notice of exercise. No Optionee or legal representative, legatee or distributee of any Optionee will be, or will be deemed to be, a holder of any Common Shares with respect to which such Optionee was granted an Option unless and until a certificate for such Common Shares is issued to such Optionee under the terms of the Share Option Plan. Subject to Section 4.12 of the Plan, upon an Optionee exercising an Option and paying the Corporation the aggregate purchase price for the Common Shares in respect of which the Option has been exercised, the Corporation shall as soon as practicable issue and deliver a certificate representing the Common Shares so purchased.

Section 4.09	Acceleration on Take-over Bid

If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for all or a portion of the outstanding Common Shares, then the Committee may, by resolution, permit all Options outstanding to become immediately exercisable, notwithstanding Section 4.06 of the Plan or any term or condition of any Option in order to permit Common Shares issuable under such Options to be tendered to such bid.

Section 4.10	Effect of Death

If a Participant or, in the case of an Other Participant which is not an individual, the primary individual providing services to the Corporation or Designated Affiliate on behalf of the Other Participant, shall die, any Option held by such Participant or Other Participant at the date of such death shall become immediately exercisable notwithstanding Section 4.06 of the Plan or any term or condition of such Option, and shall be exercisable in whole or in part only by the person or persons to whom the rights of the Optionee under the Option shall pass by the will of the Optionee or the laws of descent and distribution for a period of nine months (or such other period of time as is otherwise provided in an Employment Contract or the terms and conditions of any Option) after the date of death of the Optionee or prior to the expiration of the Option Period in respect of the Option, whichever is sooner, and then only to the extent that such Optionee was entitled to exercise the Option at the date of the death of such Optionee in accordance with Section 4.06, 4.07 and 4.11 of the Plan and the terms and conditions of such Option.

Section 4.11	Effect of Termination of Employment or Services

If a Participant shall:

(a)	cease to be a director of the Corporation and of the Designated Affiliates (and is not or does not continue to be an employee thereof) for any reason (other than death); or

(b)	cease to be employed by, or provide services to, the Corporation or the Designated Affiliates (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Corporation or the Designated Affiliates, for any reason (other than death) or shall receive notice from the Corporation or any Designated Affiliate of the termination of his Employment Contract;

(collectively a “Termination”), except as otherwise provided in any Employment Contract or the terms and conditions of any Option, such Participant may, but only within 60 days following (i) the Date of Termination stipulated in a notice of termination not for cause from the Corporation or any Designated Affiliate or (ii) Termination in situations other than a termination not for cause, exercise his Options to the extent that such Participant was entitled to exercise such Options at the Date of Termination or the date of such Termination. Notwithstanding the foregoing or any Employment Contract, in no event shall such right extend beyond the Option Period.

Section 4.12	Necessary Approvals

The obligation of the Corporation to issue and deliver any Common Shares in accordance with the Share Option Plan shall be subject to any necessary approval of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued to any Participant upon the exercise of an Option for whatever reason, the obligation of the Corporation to issue such Common Shares shall terminate and any exercise price paid to the Corporation in respect of the exercise of such Option shall be returned to the Participant.

Section 4.13	Extension of Option Period

Notwithstanding Section 4.04 of the Plan but subject to Section 4.07 and Section 4.11 of the Plan, the expiration date of an Option will be the date determined by the Committee, subject to amendment by an Employment Contract, unless such expiration date falls within a Blackout Period or within ten Business Days after a Blackout Period Expiry Date, in which case the expiration date of the Option will be the date which is ten Business Days after the Blackout Period Expiry Date.

ARTICLE 5

SHARE BONUS PLAN

Section 5.01	The Share Bonus Plan

A share bonus plan is hereby established for Eligible Directors, Eligible Employees and Other Participants.

Section 5.02	Participants

The Committee shall have the right to determine, in its sole and absolute discretion, to issue for no cash consideration to a Participant any number of Common Shares as a discretionary bonus subject to such provisions and restrictions as the Committee may determine.

Section 5.03	Necessary Approvals

The obligation of the Corporation to issue and deliver any Common Shares in accordance with the Share Bonus Plan shall be subject to any necessary approvals of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued by the Corporation and delivered to any Participant under the Share Bonus Plan for whatever reason, the obligation of the Corporation to issue such Common Shares shall terminate.

ARTICLE 6

DEFERRED SHARE PLAN

Section 6.01	The Deferred Share Plan

A deferred share plan is hereby established for Eligible Directors, Eligible Employees and Other Participants.

Section 6.02	Awards and Issue or Purchase of Shares

The Committee shall have the right, in its sole and absolute discretion, to grant awards of Common Shares to Participants subject to such provisions and restrictions (including vesting provisions) as the Committee may determine and to determine whether in respect of awards of Common Shares granted in any calendar year such awards will be satisfied by the issue from treasury of Common Shares or by the purchase of Common Shares through the facilities of the Stock Exchange. As soon as practicable following the date on which Common Shares are to be issued or delivered to a Participant in respect of an award of Common Shares granted under the Deferred Share Plan the Corporation shall either (i) issue from treasury the Common Shares so awarded to such Participant or (ii) deliver Common Shares purchased through the facilities of the Stock Exchange equal in number to the number of Common Shares so awarded to such Participant.

Section 6.03	Award Notice or Agreement

Awards granted to Participants under the Deferred Share Plan shall be evidenced by a notice or agreement setting out terms and conditions consistent with the provisions of the Plan, which terms and conditions need not be the same in each case and which terms and conditions may be changed from time to time.

Section 6.04	Acceleration on Take-Over Bid

If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for all or a portion of the outstanding Common Shares, then the Committee may, by resolution, accelerate any awards granted under the Deferred Share Plan and issue or deliver any Common Shares issuable or deliverable to Participants in respect of awards granted under the Deferred Share Plan in order to permit such Common Shares to be tendered to such bid.

Section 6.05	Effect of Death

If a Participant or, in the case of an Other Participant which is not an individual, the primary individual providing services to the Corporation or Designated Affiliate on behalf of the Other Participant, shall die, any Common Shares to which such Participant was entitled in respect of an award granted under the Deferred Share Plan as of the date of death shall be delivered as soon as practicable thereafter and, except, as otherwise provided in any Employment Contract or in the notice or agreement referred to in Section 6.03 of the Plan or as otherwise determined by the Committee, such Participant shall thereafter cease to be entitled to participate in the Deferred Share Plan and any entitlement to thereafter receive any other Common Shares under the Deferred Share Plan shall terminate with effect as of the date of death of such Participant.

Section 6.06	Effect of Termination of Employment or Services

If a Participant shall:

(a)	cease to be a director of the Corporation and of the Designated Affiliates (and is not or does not continue to be an employee thereof) for any reason (other than disability or death); or

(b)	cease to be employed by, or provide services to, the Corporation or the Designated Affiliates (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Corporation or the Designated Affiliates, for any reason (other than retirement, disability or death) or shall receive notice from the Corporation or any Designated Affiliate of the termination of his Employment Contract, unless otherwise determined by the Committee or otherwise provided in any Employment Contract or the notice or agreement referred to in Section 6.03 of the Plan, such Participant shall cease to be entitled to participate in the Deferred Share Plan and any entitlement to receive Common Shares under the Deferred Share Plan shall terminate with effect as of such date.

Section 6.07	Necessary Approvals

The obligation of the Corporation to issue or purchase and deliver any Common Shares pursuant to the Deferred Share Plan shall be subject to any necessary approvals of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued or purchased or delivered to any Participant under the Deferred Share Plan for whatever reason, the obligation of the Corporation to issue or purchase or deliver such Common Shares shall terminate.

ARTICLE 7

WITHHOLDING TAXES

Section 7.01	Withholding Taxes

The Corporation or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or any Designated Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Option, Common Share or other benefit under the Plan including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Common Shares to be issued upon the exercise of any Option, until such time as the Participant has paid the Corporation or any Designated Affiliate any amount which the Corporation or the Designated Affiliate is required to withhold with respect to such taxes.

ARTICLE 8

GENERAL

Section 8.01	Effective Time of Plan

The Plan shall become effective upon a date to be determined by the Directors.

Section 8.02	Issuances to Insiders

(a)	In no event shall any security based compensation arrangement (within the meaning of section 613 of the Company Manual of The Toronto Stock Exchange as amended or superseded from time to time), together with all other previously established and proposed security based compensation arrangements of the Corporation, result in:

(i)	the number of Common Shares issuable from treasury at any time pursuant to Options granted to insiders exceeding 10% of the issued and outstanding Common Shares; or

(ii)	the issue from treasury to insiders, within a one-year period, of a number of Common Shares which exceed 10% of the issued and outstanding Common Shares.

(b)	The number of Common Shares reserved for issue to non-employee Directors under the Plan shall not exceed (x) for all non-employee Directors, in the aggregate, a maximum of 1% of the number of outstanding Common Shares, and (y) on an individual non-employee Director basis, awards of Common Shares and/or Options per non-employee Director in any one calendar year having a maximum aggregate value of $100,000 at the time of the awards (other than awards under the Plan to a non-employee Director in the year of his or her initial appointment to the board of Directors).

Section 8.03	Suspension, Termination or Amendments

The Committee shall have the right

(a)	without the approval of the shareholders of the Corporation, to:

(i)	suspend or terminate (and to re-instate) the Share Purchase Plan, the Share Option Plan, the Share Bonus Plan or the Deferred Share Plan; and

(ii)	make the following amendments to the Plan:

(A)	any amendment of a “housekeeping” nature, including, without limitation, amending the wording of any provision of the Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correcting grammatical or typographical errors and amending the definitions contained within the Plan;

(B)	any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the Stock Exchange, or to otherwise comply with any applicable law or regulation;

(C)	any amendment to the vesting provisions of the Share Purchase Plan, the Share Option Plan or the Deferred Share Plan;

(D)	other than changes to the expiration date and the exercise price of an Option as described in subparagraph 8.03(b)(iii) and subparagraph 8.03(b)(iv) of the Plan, any amendment, with the consent of the Optionee, to the terms of any Option previously granted to such Optionee under the Share Option Plan;

(E)	any amendment to the provisions concerning the effect of the termination of a Participant’s employment or services on such Participant’s status under the Share Purchase Plan, the Share Bonus Plan or the Deferred Share Plan;

(F)	any amendment to the provisions concerning the effect of the termination of an Optionee’s position, employment or services on such Optionee’s status under the Share Option Plan;

(G)	any amendment to the categories of persons who are Participants;

(H)	any amendment to the contribution mechanics of the Share Purchase Plan;

(I)	any amendment respecting the administration or implementation of the Plan, but excluding any amendment respecting a reallocation of Common Shares reserved for issue from treasury under the Plan among the Share Purchase Plan, the Share Bonus Plan and the Deferred Share Plan, on one hand, and the Share Option Plan on the other; and

(J)	any amendment to provide a cashless exercise feature to any Option or the Share Option Plan, provided that such amendment ensures the full deduction of the number of underlying Common Shares from the total number of Common Shares subject to the Share Option Plan; and

(b)	with the approval of the shareholders of the Corporation by ordinary resolution, to make any amendment to the Plan not contemplated by paragraph 8.03(a) of the Plan, including, but not limited to:

(i)	any change to the number of Common Shares issuable from treasury under the Plan, including an increase to the fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage, other than an adjustment pursuant to Section 8.08, of the Plan;

(ii)	any amendment which would change the number of days set out in Section 4.13 of the Plan with respect to the extension of the expiration date of Options expiring during or immediately following a Blackout Period;

(iii)	any amendment which reduces the exercise price of any Option, other than an adjustment pursuant to Section 8.08 of the Plan;

(iv)	any amendment which extends the expiry date of an Option other than as then permitted under the Share Option Plan;

(v)	any amendment which cancels any Option and replaces such Option with an Option which has a lower exercise price, other than an adjustment pursuant to Section 8.08 of the Plan;

(vi)	any amendment which cancels any Option, the exercise price of which is greater than the trading price of the Common Shares on the Stock Exchange at the time of the cancellation, and replaces such Option with a cash award or other entitlement;

(vii)	any amendment which would permit Options to be transferred or assigned by any Participant other than as allowed by Section 8.04 of the Plan;

(viii)	any amendment to increase the limits set forth in Section 8.02(b) of the Plan; and

(ix)	any amendment to Section 8.03(a)(ii) of the Plan or this Section 8.03(b).

Notwithstanding the foregoing, any amendment to the Plan shall be subject to the receipt of all required regulatory approvals including, without limitation, the approval of the Stock Exchange.

Section 8.04	Non-Assignable

No rights under the Plan and no Option awarded pursuant to the provisions of the Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

Section 8.05	Rights as a Shareholder

No Optionee shall have any rights as a shareholder of the Corporation with respect to any Common Shares which are the subject of an Option. No Optionee shall be entitled to receive any dividends, distributions or other rights declared for shareholders of the Corporation for which the record date is prior to the date of issue of certificates representing Common Shares.

Section 8.06	No Contract of Employment

Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or any Designated Affiliate nor interfere or be deemed to interfere in any way with any right of the Corporation or any Designated Affiliate to discharge any Participant at any time for any reason whatsoever, with or without cause. Participation in the Plan by a Participant shall be voluntary.

Section 8.07	Consolidation, Merger, etc.

If there is a consolidation, merger or statutory amalgamation or arrangement of the Corporation with or into another corporation, a separation of the business of the Corporation into two or more entities or a transfer of all or substantially all of the assets of the Corporation to another entity:

(a)	each Participant for whom Common Shares are held in safekeeping under the Share Purchase Plan shall receive on the date that Common Shares would otherwise be delivered to the Participant the securities, property or cash which the Participant would have received upon such consolidation, merger, amalgamation, arrangement, separation or transfer if the Participant had held the applicable number of Common Shares immediately prior to such event; and

(b)	upon the exercise of an Option under the Share Option Plan the holder thereof shall be entitled to receive the securities, property or cash which the holder would have received upon such consolidation, merger, amalgamation, arrangement, separation or transfer if the holder had exercised the Option immediately prior to the effective time of such event, unless the Committee otherwise determines the basis upon which such Option shall be exercisable.

Section 8.08	Adjustment in Number of Shares Subject to the Plan

In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made to the awards granted under the Plan by the Committee, including without limitation, in:

(a)	the number of Common Shares available under the Plan;

(b)	the number of Common Shares subject to any Option; and

(c)	the exercise price of the Common Shares subject to Options.

If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Plan.

Section 8.09	Securities Exchange Take-over Bid

In the event that the Corporation becomes the subject of a take-over bid (within the meaning of the Securities Act (Ontario)) pursuant to which 100% of the outstanding Common Shares are acquired by the offeror either directly or as a result of the compulsory acquisition provisions of the Act, and where consideration is paid in whole or in part in equity securities of the offeror, the Committee may send notice to all Optionees requiring them to surrender their Options within 10 days of the mailing of such notice, and the Optionees shall be deemed to have surrendered such Options on the tenth day after the mailing of such notice without further formality, provided that:

(a)	the Committee delivers with such notice an irrevocable and unconditional offer by the offeror to grant replacement options to the Optionees on the equity securities offered as consideration;

(b)	the Committee has determined, in good faith, that such replacement options have substantially the same economic value as the Options being surrendered; and

(c)	the surrender of Options and the granting of replacement options can be effected on a tax free rollover basis under the Income Tax Act (Canada).

Section 8.10	No Representation or Warranty

The Corporation makes no representation or warranty as to the future market value of any Common Shares issued or delivered in accordance with the provisions of the Plan.

Section 8.11	Participation through RRSP’s and Holding Companies

Subject to the approval of the Committee, an Eligible Employee or Eligible Director may elect, at the time rights or Options are granted under the Plan, to participate in the Plan by holding any rights or Options granted under the Plan in a registered retirement savings plan established by such Eligible Employee or Eligible Director for the sole benefit of such Eligible Employee or Eligible Director or in a personal holding corporation controlled by such Eligible Employee or Eligible Director. For the purposes of this Section 8.11, a personal holding corporation shall be deemed to be controlled by an Eligible Employee or Eligible Director if (i) voting securities carrying more than 50% of the votes for the election of directors of such corporation are held, otherwise than by way of security only, by or for the benefit of such Eligible Employee or Eligible Director and the votes carried by such voting securities are entitled, if exercised, to elect a majority of the board of directors of such corporation, and (ii) all of the voting and equity securities of such corporation are directly or indirectly held, otherwise than by way of security only, by or for the benefit of such Eligible Employee or Eligible Director and/or his or her spouse, children or grandchildren. In the event that an Eligible Employee or Eligible Director elects to hold the rights or Options granted under the Plan in a registered retirement savings plan or personal holding corporation, the provisions of the Plan shall continue to apply as if the Eligible Employee or Eligible Director held such rights or Options directly.

Section 8.12	Compliance with Applicable Law

If any provision of the Plan or any Option contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction over the securities of the Corporation, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

Section 8.13	Interpretation

This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario.

Section 8.14	Independent Advice

Each Participant is responsible for obtaining independent legal, tax and financial advice at his or her own expense and any failure on his or her part to retain legal, tax or financial advisors shall not affect the validity of this Plan.

APPENDIX “D”

BOARD OF DIRECTORS MANDATE

1.	Purpose

The primary function of the directors (individually a “Director” and collectively the “Board”) of IAMGOLD Corporation (the “Corporation”) is to supervise the management of the business and affairs of the Corporation. The Board has the responsibility to supervise the management of the Corporation which is responsible for the day-to-day conduct of the business of the Corporation. The fundamental objectives of the Board are to enhance and preserve long-term shareholder value and to ensure that the Corporation conducts business in an ethical and safe manner. In performing its functions, the Board should consider the legitimate interests that stakeholders, such as employees, customers and communities, may have in the Corporation. In carrying out its stewardship responsibility, the Board, through the Chief Executive Officer (the “CEO”), should set the standards of conduct for the Corporation.

2.	Procedure and Organization

The Board operates by delegating certain responsibilities and duties set out below to management or committees of the Board and by reserving certain responsibilities and duties for the Board. The Board retains the responsibility for managing its affairs, including selecting its chairman and constituting committees of the Board.

3.	Responsibilities and Duties

The principal responsibilities and duties of the Board fall into a number of categories which are summarized below.

(a)	Legal Requirements

(i)	The Board has the overall responsibility to ensure that applicable legal requirements are complied with and documents and records have been properly prepared, approved and maintained.

(ii)	The Board has the statutory responsibility to, among other things:

A.	manage, or supervise the management of, the business and affairs of the Corporation;

B.	act honestly and in good faith with a view to the best interests of the Corporation;

C.	exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances; and

D.	act in accordance with the obligations contained in the Canada Business Corporations Act (the “CBCA”), the regulations thereunder, the articles and by-laws of the Corporation, applicable securities laws and policies and other applicable legislation and regulations.

(iii)	The Board has the statutory responsibility for considering the following matters as a Board which in law may not be delegated to management or to a committee of the Board:

A.	any submission to the shareholders of any question or matter requiring the approval of the shareholders;

B.	the filling of a vacancy among the directors or in the office of auditor and the appointing or removing of any of the chief executive officer, the chairman of the Board or the president of the Corporation;

C.	the issue of securities except as authorized by the Board;

D.	the declaration of dividends;

E.	the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

F.	the payment of a commission to any person in consideration of the person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares except as authorized by the Board;

G.	the approval of a management proxy circular;

H.	the approval of a take-over bid circular, directors’ circular or issuer bid circular;

I.	the approval of an amalgamation of the Corporation;

J.	the approval of an amendment to the articles of the Corporation;

K.	the approval of annual financial statements of the Corporation; and

L.	the adoption, amendment or repeal of any by-law of the Corporation.

In addition to those matters which at law cannot be delegated, the Board must consider and approve all major decisions affecting the Corporation, including all material acquisitions and dispositions, material capital expenditures, material debt financings, issue of shares and granting of options.

(b)	Strategy Development

The Board has the responsibility to ensure that there are long-term goals and a strategic planning process in place for the Corporation and to participate with management directly or through committees in developing and approving the strategy by which the Corporation proposes to achieve these goals (taking into account, among other things, the opportunities and risks of the business of the Corporation).

(c)	Risk Management

The Board has the responsibility to safeguard the assets and business of the Corporation, identify and understand the principal risks of the business of the Corporation and to ensure that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

(d)	Appointment, Training and Monitoring Senior Management

The Board has the responsibility to:

(i)	appoint the CEO, and together with the CEO, to develop a position description for the CEO;

(ii)	with the advice of the compensation committee of the Board (the “Compensation Committee”), develop corporate goals and objectives that the CEO is responsible for meeting and to monitor and assess the performance of the CEO in light of those corporate goals and objectives and to determine the compensation of the CEO;

(iii)	provide advice and counsel to the CEO in the execution of the duties of the CEO;

(iv)	develop, to the extent considered appropriate, position descriptions for the chairman of the Board and the chairman of each committee of the Board;

(v)	approve the appointment of all corporate officers;

(vi)	consider, and if considered appropriate, approve, upon the recommendation of the Compensation Committee and the CEO, the remuneration of all corporate officers;

(vii)	consider, and if considered appropriate, approve, upon the recommendation of the Compensation Committee, incentive-compensation plans and equity-based plans of the Corporation; and

(viii)	ensure that adequate provision has been made to train and develop management and members of the Board and for the orderly succession of management, including the CEO.

(e)	Ensuring Integrity of Management

The Board has the responsibility, to the extent considered appropriate, to satisfy itself as to the integrity of the CEO and other senior officers of the Corporation and to ensure that the CEO and such other senior officers are creating a culture of integrity throughout the Corporation.

(f)	Policies, Procedures and Compliance

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	ensuring that the Corporation operates at all times within applicable laws and regulations and to appropriate ethical and moral standards;

(ii)	approving and monitoring compliance with significant policies and procedures by which the business of the Corporation is conducted;

(iii)	ensuring that the Corporation sets appropriate environmental standards for its operations and operates in material compliance with environmental laws and legislation;

(iv)	ensuring that the Corporation has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies relating thereto;

(v)	developing the approach of the Corporation to corporate governance, including to the extent appropriate developing a set of governance principals and guidelines that are specifically applicable to the Corporation; and

(vi)	examining the corporate governance practices within the Corporation and altering such practices when circumstances warrant.

(g)	Reporting and Communication

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	ensuring that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with management, shareholders, other stakeholders and the public generally;

(ii)	ensuring that the financial results of the Corporation are adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(iii)	ensuring that the financial results are reported fairly and in accordance with applicable generally accepted accounting standards;

(iv)	ensuring the timely and accurate reporting of any developments that could have a significant and material impact on the value of the Corporation; and

(v)	reporting annually to the shareholders of the Corporation on the affairs of the Corporation for the preceding year.

(h)	Monitoring and Acting

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	monitoring the Corporation’s progress in achieving its goals and objectives and revise and, through management, altering the direction of the Corporation in response to changing circumstances;

(ii)	considering taking action when performance falls short of the goals and objectives of the Corporation or when other special circumstances warrant;

(iii)	reviewing and approving material transactions involving the Corporation;

(iv)	ensuring that the Corporation has implemented adequate internal control and management information systems;

(v)	assessing the individual performance of each Director and the collective performance of the Board; and

(vi)	overseeing the size and composition of the Board as a whole to facilitate more effective decision-making by the Corporation.

4.	Board’s Expectations of Management

The Board expects each member of management to perform such duties, as may be reasonably assigned by the Board from time to time, faithfully, diligently, to the best of his or her ability and in the best interests of the Corporation. Each member of management is expected to devote substantially all of his or her business time and efforts to the performance of such duties. Management is expected to act in compliance with and to ensure that the Corporation is in compliance with all laws, rules and regulations applicable to the Corporation.

5.	Responsibilities and Expectations of Directors

The responsibilities and expectations of each Director are as follows:

(a)	Commitment and Attendance

All Directors should make every effort to attend all meetings of the Board and meetings of committees of which they are members. Members may attend by telephone.

(b)	Participation in Meetings

Each Director should be sufficiently familiar with the business of the Corporation, including its financial position and capital structure and the risks and competition it faces, to actively and effectively participate in the deliberations of the Board and of each committee on which the director is a member. Upon request, management should make appropriate personnel available to answer any questions a Director may have about any aspect of the business of the Corporation. Directors should also review the materials provided by management and the Corporation’s advisors in advance of meetings of the Board and committees and should arrive prepared to discuss the matters presented.

(c)	Code of Business Conduct and Ethics

The Corporation has adopted a Code of Business Conduct and Ethics to deal with the business conduct of Directors and officers of the Corporation. Directors should be familiar with the provisions of the Code of Business Conduct and Ethics.

(d)	Other Directorships

The Corporation values the experience Directors bring from other boards on which they serve, but recognizes that those boards may also present demands on a Director’s time and availability, and may also present conflicts issues. Directors should consider advising the chairman of the Corporate Governance Committee before accepting any new membership on other boards of directors or any other affiliation with other businesses or governmental bodies which involve a significant commitment by the Director.

(e)	Contact with Management

All Directors may contact the CEO at any time to discuss any aspect of the business of the Corporation. Directors also have complete access to other members of management. The Board expects that there will be frequent opportunities for Directors to meet with the CEO and other members of management in Board and committee meetings and in other formal or informal settings.

(f)	Confidentiality

The proceedings and deliberations of the Board and its committees are, and shall remain, confidential. Each Director should maintain the confidentiality of information received in connection with his or her services as a director of the Corporation.

(g)	Evaluating Board Performance

The Board, in conjunction with the Corporate Governance Committee, and each of the committees of the Board should conduct a self-evaluation at least annually to assess their effectiveness. In addition, the Corporate Governance Committee should periodically consider the mix of skills and experience that Directors bring to the Board and assess, on an ongoing basis, whether the Board has the necessary composition to perform its oversight function effectively.

6.	Qualifications and Directors’ Orientation

Directors should have the highest personal and professional ethics and values and be committed to advancing the interests of the Corporation. They should possess skills and competencies in areas that are relevant to the business of the Corporation. The CEO is responsible for the provision of an orientation and education program for new Directors.

7.	Meetings

The Board should meet on at least a quarterly basis and should hold additional meetings as required or appropriate to consider other matters. In addition, the Board should meet as it considers appropriate to consider strategic planning for the Corporation. Financial and other appropriate information should be made available to the Directors in advance of Board meetings. Attendance at each meeting of the Board should be recorded.

Management may be asked to participate in any meeting of the Board. The Board should meet separately from management as considered appropriate to ensure that the Board functions independently of management. The independent Directors should meet with no members of management present as considered appropriate.

8.	Committees

The Board has established an Audit and Finance Committee, a HRCC, an EHSC and a NCGC to assist the Board in discharging its responsibilities. Special committees of the Board may be established from time to time to assist the Board in connection with specific matters. The chairman of each committee should report to the Board following meetings of the committee. The charter of each standing committee should be reviewed annually by the Board.

9.	Evaluation

Each Director will be subject to an annual evaluation of his or her individual performance. The collective performance of the Board and of each committee of the Board will also be subject to annual review. Directors should be encouraged to exercise their duties and responsibilities in a manner that is consistent with this mandate and with the best interests of the Corporation and its shareholders generally.

10.	Resources

The Board has the authority to retain independent legal, accounting and other consultants. The Board may request any officer or employee of the Corporation or outside counsel or the external/internal auditors to attend a meeting of the Board or to meet with any member of, or consultant to, the Board.

Directors are permitted to engage an outside legal or other adviser at the expense of the Corporation where for example he or she is placed in a conflict position through activities of the Corporation, but any such engagement shall be subject to the prior approval of the Corporate Governance Committee.